UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1	English translation of the Unaudited Condensed Consolidated Financial Statements as of September 30, 2022

TELECOM ARGENTINA S.A.

Unaudited Condensed Consolidated Financial Statements as of September 30, 2022

General Hornos 690

(127) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$147.32 = US$1 as of September 30, 2022

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022 AND 2021

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.d)

		September 30,	December 31,
ASSETS	Note	2022	2021
Current Assets
Cash and cash equivalents	2	32,932	32,964
Investments	2	6,260	17,912
Trade receivables	3	29,779	37,456
Other receivables	4	13,178	14,690
Inventories	5	5,058	5,174
Assets classified as held for sale	27.3	791	-
Total current assets		87,998	108,196
Non-Current Assets
Trade receivables	3	101	121
Other receivables	4	2,292	3,463
Deferred income tax assets	13	1,619	1,093
Investments	2	5,139	5,357
Goodwill	6	422,217	629,582
Property, plant and equipment	7	684,718	749,280
Intangible assets	8	222,387	239,336
Right of use assets	9	51,666	55,494
Total non-current assets		1,390,139	1,683,726
TOTAL ASSETS		1,478,137	1,791,922
LIABILITIES
Current Liabilities
Trade payables	10	61,965	81,760
Financial debt	11	100,664	107,730
Salaries and social security payables	12	31,240	36,974
Income tax payables	13	32,250	23,129
Other taxes payables	14	7,772	6,580
Leases liabilities	15	8,068	10,180
Other liabilities	16	4,730	5,074
Provisions	17	2,316	3,564
Total current liabilities		249,005	274,991
Non-Current Liabilities
Trade payables	10	551	1,821
Financial debt	11	299,286	335,554
Salaries and social security payables	12	2,676	2,567
Deferred income tax liabilities	13	194,740	224,584
Other taxes payables	14	58	-
Leases liabilities	15	15,926	21,235
Other liabilities	16	2,434	2,078
Provisions	17	9,538	15,900
Total non-current liabilities		525,209	603,739
TOTAL LIABILITIES		774,214	878,730
EQUITY
Equity attributable to Controlling Company		690,897	898,957
Equity attributable to non-controlling interest		13,026	14,235
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)		703,923	913,192
TOTAL LIABILITIES AND EQUITY		1,478,137	1,791,922

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.d)

		Three-month period ended September 30,		Nine-month period ended September 30,
	Note	2022	2021	2022	2021
Revenues	21	148,238	176,175	470,960	536,247
Employee benefit expenses and severance payments	22	(41,651)	(40,040)	(115,470)	(110,453)
Interconnection and transmission costs		(4,672)	(6,251)	(14,574)	(19,544)
Fees for services, maintenance, materials and supplies	22	(19,043)	(20,205)	(56,503)	(61,220)
Taxes and fees with the Regulatory Authority	22	(11,425)	(13,491)	(36,272)	(41,368)
Commissions and advertising		(9,721)	(10,153)	(27,731)	(30,255)
Cost of equipment and handsets	22	(6,552)	(8,557)	(21,745)	(27,001)
Programming and content costs		(9,167)	(11,564)	(29,560)	(36,663)
Bad debt expenses	3	(3,909)	(3,587)	(11,781)	(9,814)
Other operating expenses	22	(5,573)	(10,238)	(22,186)	(25,322)
Depreciation, amortization and impairment of fixed assets	22	(260,782)	(60,528)	(369,806)	(172,438)
Operating income (loss)		(224,257)	(8,439)	(234,668)	2,169
Earnings from associates	2.a	166	153	342	384
Debt financial results	23	10,455	14,544	40,936	38,837
Other financial results, net	23	17,477	4,260	34,190	17,152
Income (loss) before income tax expense		(196,159)	10,518	(159,200)	58,542
Income tax	13	(6,224)	(5,297)	(4,298)	(56,666)
Net income (loss) for the period		(202,383)	5,221	(163,498)	1,876

Attributable to:
Controlling Company		(203,003)	4,666	(164,873)	655
Non-controlling interest		620	555	1,375	1,221
		(202,383)	5,221	(163,498)	1,876

Earnings (losses) per share attributable to Controlling Company - Basic and diluted	1.c	(94.26)	2.17	(76.55)	0.30

The accompanying notes are an integral part of these unaudited consolidated financial statements.

See Note 22 for additional information on operating expenses per function.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.d)

	Three-month period ended September 30,		Nine-month period ended September 30,
	2022	2021	2022	2021

Net income (loss) for the period	(202,383)	5,221	(163,498)	1,876

Other comprehensive income - Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	(2,924)	(3,071)	(6,328)	(7,563)
DFI effects classified as hedges	297	135	418	419
Income Tax effects on DFI classified as hedges and others	(156)	(37)	(191)	(135)
Other comprehensive loss, net of tax	(2,783)	(2,973)	(6,101)	(7,279)

Total comprehensive income (loss) for the period	(205,166)	2,248	(169,599)	(5,403)

Attributable to:
Controlling Company	(204,985)	2,425	(169,474)	(4,904)
Non-controlling interest	(181)	(177)	(125)	(499)
	(205,166)	2,248	(169,599)	(5,403)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.d)

	Owners contribution		Reserves
	Outstanding shares	Inflation adjustment	Contributed Surplus	Legal	Special reserve for IFRS implementation	Facultative (2)	Other comprehensive results	Retained earnings	Equity attributable to controlling company	Equity attributable to non-controlling interest	Total Equity
	Capital nominal value (1)
Balances as of January 1, 2021	2,154	233,255	634,079	13,289	5,121	101,220	(15,953)	(14,447)	958,718	16,041	974,759
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2021:
- Absorption of negative Retained earnings	-	-	-	-	-	(14,326)	-	14,326	-	-	-
- Reserves reallocation	-	-	(29,374)	-	-	29,374	-	-	-	-	-
Dividends to non-controlling shareholders (3)	-	-	-	-	-	-	-	-	-	(1,387)	(1,387)
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on August 11, 2021:
- Dividends (4)	-	-	-	-	-	(66,462)	-	-	(66,462)	-	(66,462)
Irrevocable Call and Put Option on the shares of AVC Continente Audiovisual value adjustment	-	-	-	-	-	-	60	-	60	-	60
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	655	655	1,221	1,876
Other comprehensive loss	-	-	-	-	-	-	(5,559)	-	(5,559)	(1,720)	(7,279)
Total Comprehensive Income (loss)	-	-	-	-	-	-	(5,559)	655	(4,904)	(499)	(5,403)

Balances as of September 30, 2021	2,154	233,255	604,705	13,289	5,121	49,806	(21,452)	534	887,412	14,155	901,567

Balances as of January 1, 2022	2,154	233,255	604,705	13,289	5,121	49,806	(23,647)	14,274	898,957	14,235	913,192
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2022:
- Reserves constitution (1)	-	-	-	678	-	13,712		(14,390)	-	-	-
- Reserves reallocation (1)	-	-	(25,389)	-	-	25,389			-	-	-
Dividends (4)	-	-	-	-	-	(38,586)			(38,586)	-	(38,586)
Dividends to non-controlling shareholders (3)	-	-	-	-	-	-	(116)	116	-	(1,084)	(1,084)
Comprehensive income:
Net income (loss) for the period	-	-	-	-	-	-	-	(164,873)	(164,873)	1,375	(163,498)
Other comprehensive loss	-	-	-	-	-	-	(4,601)	-	(4,601)	(1,500)	(6,101)
Total Comprehensive loss	-	-	-	-	-	-	(4,601)	(164,873)	(169,474)	(125)	(169,599)

Balances as of September 30, 2022	2,154	233,255	579,316	13,967	5,121	50,321	(28,364)	(164,873)	690,897	13,026	703,923

(1) See Note 20 to these unaudited consolidated financial statements.

(2) Correspond to the Facultative Reserves to maintain the capital investments level and the current level of solvency.

(3) Correspond to Nucleo’s Shareholders

(4) See Note 2.b) to these unaudited consolidated financial statements.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.d)

		Nine-month period ended September 30,
	Note	2022	2021
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the period		(163,498)	1,876
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		16,793	13,206
Depreciation of property, plant and equipment	7	128,455	138,576
Amortization of intangible assets	8	18,034	19,277
Amortization of rights of use assets	9	13,410	12,560
Impairment of Goodwill	26	207,940	-
Disposals of fixed assets and consumption of materials		3,939	2,822
Earnings from associates	2.a	(342)	(384)
Financial results and others		(77,477)	(60,236)
Income tax	13	4,298	56,666
Income tax paid (*)		(6,475)	(2,797)
Net increase in assets	2.b	(29,904)	(23,953)
Net increase in liabilities	2.b	15,489	7,988
Total cash flows provided by operating activities		130,662	165,601
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment acquisitions		(72,735)	(89,487)
Intangible asset acquisitions		(3,559)	(3,278)
Payment for acquisition of subsidiary	27.4	(347)	-
Proceeds from dividends	2.b	211	386
Proceeds from the sale of property, plant and equipment and intangible assets		305	146
Investments not considered as cash and cash equivalents		(37,836)	(62,638)
Total cash flows used in investing activities		(113,961)	(154,871)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from financial debt	2.b	75,146	79,283
Payment of financial debt	2.b	(51,453)	(56,104)
Payment of interests and related expenses	2.b	(31,671)	(36,738)
Payments of leases liabilities	15	(4,740)	(7,618)
Payments of cash dividends	2.b	(1,047)	(659)
Total cash flows used in financing activities		(13,765)	(21,836)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		2,936	(11,106)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		32,964	46,442
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		(2,968)	(4,089)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		32,932	31,247

(*)	Nine-month period ended September
	2022	2021
Corresponding to Controlling Company	(5,805)	(2,315)
Corresponding to subsidiaries	(670)	(482)
	(6,475)	(2,797)

See Note 2.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022 AND 2021 (*)

(In millions of Argentine pesos, except as otherwise indicated)

(*) By convention the definitions used in the notes are in the Glossary of Terms.

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

The Company/Telecom Argentina/Telecom: Telecom Argentina S.A.

Micro Sistemas/Pem/Cable Imagen/AVC Continente Audiovisual/Inter Radios/Personal Smarthome/Personal Security/NYSSA: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A., Personal Smart Security S.A.U., Negocios y Servicios S.A.

Telecom USA/Núcleo/Personal Envíos/Tuves Paraguay/Televisión Dirigida/Adesol/Opalker: Names corresponding to foreign companies Telecom Argentina USA, Inc., Núcleo S.A.E, Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A., Adesol S.A. and Opalker S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

La Capital Cable/Ver TV/TSMA: Names corresponding to limited companies La Capital Cable S.A., Ver T.V. S.A. and Teledifusora San Miguel Arcángel S.A., respectively, companies that are directly or indirectly associates according to the definition of the General Corporations Law.

ADR: American Depositary Receipt

AFIP (Administración Nacional de Ingresos Públicos): National Public Revenue Administration

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

Cablevisión: Company absorbed by Telecom since January 1, 2018, whose activities are continued by Telecom.

CAPEX: Capital expenditures.

CNDC (Comisión Nacional de Defensa de la Competencia): National Commission for the Defense of Competition.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018.

DFI: Derivate Financial Instruments.

D&A: Depreciation and amortization.

DNU (Decreto de Necesidad y Urgencia): Decree of Urgency issued by the Argentine Government.

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fintech: Fintech Telecom LCC, a Telecom shareholder.

Fixed assets: Includes PP&E, Intangible assets, Goodwill and Rights of use assets.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

ICT Services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

INDEC (Instituto Nacional de estadísticas y censos): The National Institute of statistics and cense.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

NYSE: New York Stock Exchange.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

PP&E: Properties, plant and equipment.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss).

Roaming: charges from the use of networks of other national and international operators.

RT: Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29 and RT43.

RMB: Official currency of Popular Republic of China.

SCMA (Servicio de Comunicaciones Móviles Avanzadas): Mobile Advanced Communications Service.

SOF. Secured Overnight Financing

VAT: Value-Added Tax.

VLG: VLG S.A.U. (formerly VLG Argentina LLC), a company that is a shareholder of the Company and controlled by CVH.

In these unaudited consolidated financial statements, unless otherwise stated, Argentine peso amounts are stated in millions.

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and significant accounting policies

As required by the CNV, the unaudited consolidated financial statements of the Company have been prepared in accordance with RT 26 of FACPCE (and its amendments), which adopted IFRS as issued by the IASB, standards also adopted by the CPCECABA.

For the preparation of these unaudited consolidated financial statements, the Company has elected to make use of the option provided by IAS 34 and has prepared them in its condensed form. Therefore, these financial statements do not include all the information required in an annual financial statement and, consequently, they must be read jointly with the annual financial statements as of December 31, 2021, which can be consulted at the Company’s website (https://institucional.telecom.com.ar/inversores/informacionfinanciera.html). Therefore, these unaudited consolidated financial statements were prepared following the same accounting policies as in the most recent annual financial statements, except for what is mentioned in Note 27.3.

These unaudited consolidated financial statements were prepared including in the consolidation process the following companies:

Company	Main Activity	Country	Telecom Argentina’s direct / indirect interest in capital stock and votes
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
Tuves Paraguay	Distribution of television and audio signals direct to home services	Paraguay	67.50%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investment	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (a)	Holding	Uruguay	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Telecom USA	Telecommunication services	USA	100.00%
Personal Smarthome S.A. (b)	Security solutions and services and/or related services	Argentina	100.00%
Personal Smart Security S.A.U (c)	Security services and/or related services	Argentina	100.00%
Opalker S.A.	Cybersecurity and related services	Uruguay	100.00%
NYSSA (d)	Internet Services	Argentina	100.00%

(a)	Includes the 100% interest in Telemas S.A., which holds interests in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A.
(b)	As of September 30, 2022 is a dormant entity.
(c)	Company indirectly acquired on April 5, 2022 for a total consideration of $0.1 million through subsidiary Personal Smarthome S.A. As of September 30, 2022 is a dormant entity.
(d)	NYSSA is a company acquired on June 1, 2022. For further information, see Note 27.4 to these unaudited consolidated financial statements. Data as of September 30, 2022 about the issuer arises from extra-accounting information.

The preparation of these unaudited consolidated financial statements in accordance with IFRS requires that the Company’s Management make estimates that affect the figures disclosed in the financial statements or its complementary information. Actual results may differ from these estimates.

These unaudited consolidated financial statements were prepared in current currency as of September 30, 2022 (see item d) on an accrual basis of accounting (except for the statement of cash flows). Under this basis, the effects of transactions are recognized when they occur. Therefore, income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the differences between the fair value and the nominal amount of income and expenses are recognized as finance income or expense using the effective interest method.

The figures as of December 31, 2021 and for the three and nine-month periods ended on September 30, 2021, which are disclosed in these unaudited consolidated financial statements for comparative purposes, are a result of restating the financial statements as of such dates to values in constant currency as of September 30, 2022. This is as consequence of the restatement process of the financial information described in point d). When applicable, certain reclassifications were made for comparative purposes.

These unaudited consolidated financial statements as of September 30, 2022, were approved by resolution of the Board of Directors’ meeting held on November 9, 2022.

TELECOM ARGENTINA S.A.

These unaudited consolidated financial statements contain all disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included.

b)	Segment information

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the chief operating decision maker. In the case of the Company, the Executive Committee and the Chief Executive Officer (“CEO”) are responsible for controlling recourses and for the economic and financial performance of Telecom.

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina, according to the current regulatory context of the converged ICT Services industry (adding to the same segment the activities related to the mobile services, internet services, cable television services and fixed telephony services, services governed by the same regulatory framework of ICT Services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic and financial information of Telecom Argentina and its subsidiaries (in currency of the date of each transaction), that is prepared as a single segment, and evaluate the evolution of business as a results generation unit, administrating the resources in a unique way to achieve the objectives. Regarding costs, they are not specifically appropriated to a type of service, considering that the Company has a single payroll and general operating expenses that affect all services in general (non-specific). On the other hand, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and not specifically one of them. Based on what was previously described and under the accounting principles established in IFRS as issued by the IASB, it was defined that the Company has a single segment of operations in Argentina.

Telecom carries out activities abroad (Paraguay, United States of America and Uruguay). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad (in currency of the date of each transaction), considering that the activities of foreign companies are not significant for Telecom. The operations that Telecom carries out abroad do not meet the aggregation criteria established by the standard to be grouped within the “Services rendered in Argentina” segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other abroad segments”.

The Executive Committee and the CEO evaluate the profitability for each reportable segment based on the measure of the Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income taxes, financial results, Earnings (losses) from associates, depreciation, amortization and impairment of fixed assets.

Presented below is the Segment financial information as analyzed by the Executive Committee and the CEO for the nine-month periods ended September 30, 2022 and 2021:

Consolidated Income Statement as of September 30, 2022

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	346,952	94,307	441,259	24,944	6,691	31,635	(1,934)	470,960
Operating costs without depreciation, amortization and impairment of fixed assets	(249,748)	(69,401)	(319,149)	(14,651)	(3,956)	(18,607)	1,934	(335,822)
Adjusted EBITDA	97,204	24,906	122,110	10,293	2,735	13,028	-	135,138

Depreciation, amortization and impairment of fixed assets								(369,806)
Operating loss								(234,668)
Earnings from associates								342
Debt financial expenses								40,936
Other financial results, net								34,190
Loss before income tax expense								(159,200)
Income tax expense								(4,298)
Net loss								(163,498)

Attributable to:
Controlling Company								(164,873)
Non-controlling interest								1,375
								(163,498)

TELECOM ARGENTINA S.A.

Consolidated Income Statement as of September 30, 2021

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	241,078	257,992	499,070	17,859	21,873	39,732	(2,555)	536,247
Operating costs without depreciation, amortization and impairment of fixed assets	(161,910)	(177,731)	(339,641)	(10,514)	(14,040)	(24,554)	2,555	(361,640)
Adjusted EBITDA	79,168	80,261	159,429	7,345	7,833	15,178	-	174,607

Depreciation, amortization and impairment of fixed assets								(172,438)
Operating income								2,169
Earnings from associates								384
Debt financial expenses								38,837
Other financial results, net								17,152
Income before income tax expense								58,542
Income tax expense								(56,666)
Net income								1,876

Attributable to:
Controlling Company								655
Non-controlling interest								1,221
								1,876

Additional information per geographical area required under IFRS 8 (Operating Segments) is disclosed below:

	As of September 30,		As of December 31
	2022	2021	2021
Sales revenues from customers located in Argentina	439,668	497,291	n/a
Sales revenues from foreign customers	31,292	38,956	n/a

CAPEX corresponding to the segment “Services rendered in Argentina”	68,109	91,286	n/a
CAPEX corresponding to the segment “Other abroad segments”	6,776	7,367	n/a

Fixed assets corresponding to the segment “Services rendered in Argentina”	1,332,860	n/a	1,617,876
Fixed assets corresponding to the segment “Other abroad segments”	48,128	n/a	55,816

Financial Debt corresponding to the segment “Services rendered in Argentina”	389,660	n/a	430,799
Financial Debt corresponding to the segment “Other abroad segments”	10,290	n/a	12,485

c)	Net earnings per share

Basic earnings per share is calculated by dividing the net income attributable to owners of the Parent Company by the weighted average number of ordinary shares outstanding during the period. On the other hand, diluted earnings per share is computed by dividing the net income for the period by the weighted average number of common shares issued and to be potentially issued at the end of the period. Since the Company has no dilutive potential common stock outstanding, basic and dilutive earnings per share amounts do not differ.

For the three and nine-month periods ended September 30, 2022 and 2021, the weighted average number of shares outstanding amounted to 2,153,688,011.

d)	Financial reporting in hyperinflationary economies

Since Argentina has been considered a high-inflation economy for accounting purposes in accordance with IAS 29 since July 1, 2018, the financial information expressed in Argentine pesos is restated in constant currency of 30 September 2022.

The table below shows the evolution of the indexes in the last two years and as of September 30, 2022 and 2021 according to official statistics (INDEC) in accordance with Resolution No. 539/18 and the devaluation of the Argentine peso vs. de US dollar for the same years / periods:

TELECOM ARGENTINA S.A.

	As of December 31, 2020	As of September 30, 2021	As of December 31, 2021	As of September 30, 2022

National Consumer Price Index (December 2016=100)	385.88	528.50	582.46	967.31

Variation in prices
Annual	36.1%	52.5%	50.9%	83.0%
Accumulated 3 months since June 2021 / 2022	n/a	9.3%	n/a	22.0%
Accumulated 9 months	n/a	37.0%	n/a	66.1%

Banco Nación US$/$ exchange rate	84.15	98.74	102.72	147.32

Variation in the exchange rate
Annual	40.5%	29.6%	22.1%	49.2%
Accumulated 3 months since June 2021 / 2022	n/a	3.2%	n/a	17.6%
Accumulated 9 months	n/a	17.3%	n/a	43.4%

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2021.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS.

a)	Cash and cash equivalents and Investments

	September 30,	December 31,
Cash and cash equivalents	2022	2021
Cash and Banks (1)	21,889	21,857
Time deposits	8,734	5,949
Mutual funds	2,309	5,158
Total cash and cash equivalents	32,932	32,964

(1) As of September 30, 2022, includes restricted funds for $279 million.

Investments
Current
Government bonds at fair value	6,140	17,773
Mutual funds	120	139
Total current investments	6,260	17,912
Non- current
Investments in associates (a)	5,138	5,356
2003 Telecommunications Fund	1	1
Total non-current investments	5,139	5,357

(a)	Information on Investments in associates is detailed below:

Financial position information:

Companies	Main activity	Country	Percentage of capital stock owned and voting rights (%)	Valuation as of 09.30.2022	Valuation as of 12.31.2021
Ver TV. (1)	Cable television station	Argentina	49.00	3,383	3,338
TSMA (1) (2) (3)	Cable television station	Argentina	50.10	1,262	1,136
La Capital Cable (1) (2)	Closed-circuit television	Argentina	50.00	493	882
Total				5,138	5,356

(1)	Data about the issuer arises from extra-accounting information.
(2)	Direct and indirect interest.
(3)	Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS.

Earnings information:

	Three-months period ended September 30,		Nine-months period ended September 30,
	2022	2021	2022	2021
Ver TV	127	141	211	329
TSMA	60	39	170	70
La Capital Cable	(21)	(27)	(39)	(15)
Total	166	153	342	384

TELECOM ARGENTINA S.A.

b)	Additional information on the consolidated statements of cash flows

Changes in assets/liabilities components:

	September 30,
Net (increase) decrease in assets	2022	2021
Trade receivables	(14,761)	(15,429)
Other receivables	(11,904)	(7,885)
Inventories	(3,239)	(639)
	(29,904)	(23,953)
Net increase (decrease) in liabilities
Trade payables	17,685	7,715
Salaries and social security payables	10,000	7,257
Other taxes payables	(7,351)	(3,084)
Other liabilities and provisions	(4,845)	(3,900)
	15,489	7,988

Main Financing activities components

The following table presents the main financing activities components:

	September 30,
	2022	2021
Bank overdrafts	5,667	19,773
Notes	19,193	45,745
Bank and other financial entities loans	48,631	11,336
Loans for purchase of equipment	1,655	2,429
Total financial debt proceeds	75,146	79,283
Notes	(84)	(29,415)
Bank and other financial entities loans	(47,015)	(22,219)
Loans for purchase of equipment	(4,354)	(4,470)
Total payment of debt	(51,453)	(56,104)
Bank overdrafts	(6,040)	(3,683)
Notes	(12,802)	(16,848)
Bank and other financial entities loans	(12,130)	(13,291)
By DFI, loans for purchase of equipment and others	(699)	(2,916)
Total payment of interest and related expenses	(31,671)	(36,738)

Main non-cash operating transactions

Main non-cash operating transactions and that were eliminated from the consolidated statement of cash flows are the following:

	September 30,
	2022	2021
PP&E and intangible assets acquisition financed with accounts payable	18,936	30,862
Dividends payment with investments not considered as cash and cash equivalents (See “Cash and non-cash assets dividends from the Company and its subsidiaries”)	38,586	66,462
Initial debt for acquisition of NYSSA (Note 27.4)	426	-
Trade payables cancelled with financial debt	7,661	7,731
Dividends distribution from La Capital Cable uncollected (1)	350	-
Trade receivables cancelled with government bonds	572	3,911
Social security payables cancelled with government bonds	-	2,185

(1) Corresponds to the cash dividends distribution made by La Capital Cable in August 2022 uncollected as of September 30, 2022.

Dividends proceeds

Brief information on dividends proceeds by the Company is provided below:

Nine-month period ended September 30,	Associate Company	Dividends collected
		Currency of the transaction date	Current currency as of September 30, 2022
2022	Ver TV	104	166
	TSMA	28	45
			211
2021	Ver TV	110	254
	TSMA	57	132
			(*) 386

(*) Includes $24 corresponding to dividends distributed during 2020.

TELECOM ARGENTINA S.A.

Cash and non-cash assets dividends from the Company and its subsidiaries

Non-cash dividends

2022 Dividends

Based on the powers delegated by Telecom Argentina’s Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2022, on June 2, 2022 the Board resolved to distribute non-cash assets dividends of Global Bonds of the Argentine Republic amortizable in US dollars for a nominal value of US$515,000,000: i) Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2030 (the “2030 Global Bonds”) for a nominal value of US$411,145,986 and ii) Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2035 (the “2035 Global Bonds”) for a nominal value of US$103,854,014.

Consequently, considering the valuation of the aforementioned bonds at the date of distribution resolved by the Board of Directors, non- cash dividends amounted to $31,634 million Argentine pesos ($38,586 million in constant currency as of September 30, 2022), and partially withdraw the “Voluntary reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” for such amount.

2021 Dividends

Telecom Argentina’s General Extraordinary Shareholders’ Meeting held on August 11, 2021 resolved to distribute non- cash assets dividends as follows: i) Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2030 (the “2030 Global Bonds”), for a nominal value of US$370,386,472, and ii) Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2035 (the “2035 Global Bonds”) for a nominal value of US$186,621,565.

Consequently, and considering that the valuation of the mentioned non-cash assets dividends was $35,068,340,043 Argentine pesos ($66,462 in current currency as of September 30, 2022), the “Voluntary Reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” was partially withdraw for that amount.

Cash dividends distributed

Brief information on cash dividends distributed and paid is provided below:

Nine-months period ended September 30,	Paying company	Distribution month	Distributed amount		Payment month	Dividends paid in current currency as of September 30, 2022
			Currency of the transaction date	Current currency as of September 30, 2022
2022	Núcleo	April 2022	804	1,084	May 2022/Aug 2022	1,047
				1,084		1,047
2021	Núcleo	April 2021	650	1,387	May 2021	659
				(a) 1,387		659

(a)	The second installment was paid in October 2021.

NOTE 3 – TRADE RECEIVABLES

	September 30,	December 31,
Current Trade receivables	2022	2021
Ordinary receivables	42,938	53,415
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	201	301
Contractual asset IFRS 15	26	7
Allowance for doubtful accounts	(13,386)	(16,267)
	29,779	37,456
Non-current Trade receivables
Ordinary receivables	93	111
Contractual asset IFRS 15	8	10
	101	121
Total trade receivables, net	29,880	37,577

Movements in the allowance for current doubtful accounts are as follows:

	September 30,
	2022	2021
At the beginning of the fiscal year	(16,267)	(25,293)
Increases– Bad debt expenses	(11,781)	(9,814)
Uses	7,572	10,281
RECPAM and currency translation adjustments	7,090	6,875
At the end of the period	(13,386)	(17,951)

TELECOM ARGENTINA S.A.

NOTE 4 – OTHER RECEIVABLES

	September 30,	December 31,
Current Other Receivables	2022	2021
Prepaid expenses	6,253	8,478
Guarantee of financial operations	2,063	3,180
Tax credits	2,080	1,410
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	662	379
Receivables from sale of customer relationship	21	32
Other	2,773	1,823
Allowance for other receivables	(674)	(612)
	13,178	14,690
Non-Current Other Receivables
Prepaid expenses	1,728	2,775
Financial DFI (Note 18)	227	-
Receivables from sale of customer relationship	-	35
Tax credits	6	4
Other	331	649
	2,292	3,463
Total other receivables, net	15,470	18,153

Movements in the allowance for current other receivables are as follows:

	September 30,
	2022	2021
At the beginning of the year	(612)	(835)
Increases	(303)	-
RECPAM and currency translation adjustments	241	157
At the end of the period	(674)	(678)

NOTE 5 – INVENTORIES

	September 30,	December 31,
	2022	2021
Mobile handsets and others	5,692	4,218
Inventories for construction projects	-	1,493
Subtotal	5,692	5,711
Allowance for obsolescence of inventories	(634)	(537)
Total inventories	5,058	5,174

Movements in the allowance for obsolescence of inventories are as follows:

	September 30,
	2022	2021
At the beginning of the year	(537)	(637)
Increases	(157)	(2)
Decreases	60	93
At the end of the period	(634)	(546)

NOTE 6 – GOODWILL

	September 30,	December 31,
	2022	2021
Argentina (1)	420,899	628,131
Abroad (2)	1,318	1,451
Total goodwill	422,217	629,582

(1)	The variation in the amounts with respect to balance as of December 31, 2021 corresponds to the goodwill recognized with NYSSA acquisition for $708 (Note 27.4) and the impairment of Argentina CGU Goodwill for $(207,940) (Note 26).
(2)	The variation in the amounts with respect to balance as of December 31, 2021 corresponds to temporary currency translation adjustments.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

	September 30,	December 31,
	2022	2021
PP&E	693,607	759,816
Allowance for obsolescence and impairment of materials	(8,053)	(7,846)
Impairment allowance of PP&E	(836)	(2,690)
Total property, plant and equipment	684,718	749,280

TELECOM ARGENTINA S.A.

Movements in PP&E (without allowance for obsolescence and impairment of materials and impairment allowance of PP&E) are as follows:

	September 30,
	2022	2021
At the beginning of the year	759,816	812,884
Incorporation by acquisition of NYSSA (Note 27.4)	256	-
CAPEX	70,496	95,049
Currency translation adjustments	(5,692)	(5,650)
Net carrying value of decreases and consumption of materials	(2,814)	(1,600)
Depreciation of the period	(128,455)	(138,576)
At the end of the period	693,607	762,107

Movements in the allowance for obsolescence and impairment of materials are as follows:

	September 30,
	2022	2021
At the beginning of the year	(7,846)	(6,527)
Increases	(231)	(1,468)
Currency translation adjustments	24	35
At the end of the period	(8,053)	(7,960)

Movements in the impairment allowance of PP&E are as follows:

	September 30,
	2022	2021
At the beginning of the year	(2,690)	(2,035)
Increases	(1,967)	(2,096)
Uses	3,821	-
At the end of the period	(836)	(4,131)

NOTE 8 – INTANGIBLE ASSETS

	September 30,	December 31,
	2022	2021
Intangible assets	231,652	255,321
Impairment allowance	(9,265)	(15,985)
Total intangible assets	222,387	239,336

Movements in Intangible assets (without considering the impairment allowance) are as follows:

	September 30,
	2022	2021
At the beginning of the year	255,321	276,399
CAPEX	4,389	3,604
Currency translation adjustments	(524)	(502)
Net carrying value of decreases (*)	(9,500)	(7)
Amortization of the period	(18,034)	(19,277)
At the end of the period	231,652	260,217

(*) Includes $(9,007) corresponding to the return of spectrum mentioned in Note 27.1.b).

Movements in Impairment allowance of intangible assets are as follows:

	September 30,
	2022	2021
At the beginning of the year	(15,985)	(15,633)
Increases (Note 27.1.b)	(2,287)	-
Uses (Note 27.1.b)	9,007	236
At the end of the period	(9,265)	(15,397)

NOTE 9 – RIGHT OF USE ASSETS

	September 30,	December 31,
	2022	2021
Leases rights of use
Sites	34,034	36,458
Real estate and others	6,191	7,214
Poles	3,145	3,128
Indefeasible right of use	1,541	1,760
Asset retirement obligations	6,755	6,934
Total rights of use assets	51,666	55,494

TELECOM ARGENTINA S.A.

Movements in right of use assets are as follows:

	September 30,
	2022	2021
At the beginning of the year	55,494	44,551
Increase	10,779	23,097
Net carrying value of decreases	(617)	(1,215)
Currency translation adjustments	(580)	(487)
Amortization of the period	(13,410)	(12,560)
At the end of the period	51,666	53,386

NOTE 10 – TRADE PAYABLES

	September 30,	December 31,
Current	2022	2021
Suppliers	60,202	79,749
Companies under Sect. 33–Law No. 19,550 and Related Parties (Note 24.c)	1,763	2,011
	61,965	81,760
Non-current
Suppliers	551	1,821
	551	1,821
Total trade payables	62,516	83,581

NOTE 11 – FINANCIAL DEBT

	September 30,	December 31,
Current	2022	2021
Bank overdrafts – principal	14,901	20,235
Bank and other financial entities loans – principal	31,961	54,101
Notes – principal	20,434	-
DFI	81	307
Loans for purchase of equipment	4,813	5,970
Interest and related expenses	28,474	27,117
	100,664	107,730
Non-current
Notes – principal	167,705	184,946
Bank and other financial entities loans – principal	87,849	95,898
Loans for purchase of equipment	4,421	6,504
Interest and related expenses	39,311	48,206
	299,286	335,554
Total financial debt	399,950	443,284

Movements in Financial debt are as follows:

	Balances at the beginning of the year	Cash Flows	Accrued interests	Exchange differences, currency translation adjustments and others	Balances as of September 30, 2022
Bank overdrafts	20,235	5,667	-	(11,001)	14,901
Bank and other financial entities loans – principal	149,999	1,616	-	(31,805)	119,810
Notes – principal	184,946	19,109	-	(15,916)	188,139
DFI	307	(2,971)	-	2,745	81
Loans for purchase of equipment	12,474	(2,699)	-	(541)	9,234
Interests and related expenses	75,323	(31,375)	3,871	19,966	67,785
Total as of September 30, 2022	443,284	(10,653)	3,871	(*) (36,552)	399,950

Total as of September 30, 2021	501,851	(13,982)	19,410	(**) (52,071)	455,208

(*) Includes $7,661 of loans that do not represent cash movement.

(**) Includes $7,731 of loans that do not represent cash movement.

Most of the bank and other financing entities loans subscribed by the Company contain compliance ratios which are usual for this kind of agreements. As of September 30, 2022, Telecom has complied with them.

Recent developments for the nine-month period ended September 30, 2022 of Financial debt as of the date of these unaudited consolidated financial statements are detailed below:

Telecom Argentina

Global Programs for the issuance of Notes

In connection with the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, the Company announced the subscription of new series of notes. The amount of the Notes finally issued and its main characteristics are detailed below:

TELECOM ARGENTINA S.A.

Series	Currency	Amount involved (in millions)	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date	Unpaid portion (in millions)
12 (1)	US$	US$22.7	03/09/2022	03/09/2027	In one installment at maturity date	Annual fixed rate of 1.00%.	Quarterly basis	$15,945
	US$	US$75	08/16/2022	03/09/2027	In one installment at maturity date	Annual fixed rate of 1.00%.	Quarterly basis
13		$$2,347.5	03/09/2022	09/09/2023	In one installment at maturity date	Variable annual rate (Badlar plus spread of 1.5%)	Quarterly basis	$2,425

(1)	For the Additional Series 12 Notes issued on August 16, 2022, the subscription price was above par, so that on the date of issuance, the Company received funds for US$86.3 million (equivalent to $11,621) net of issuance expenses for $0,05.

Telecom Argentina’s General Extraordinary Shareholders’ Meeting held on April 27, 2022, resolved, among others: (i) to extend for 5 years the term of the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies (“the Program”); and (ii) to extend from December 28, 2022 and for an additional 5 years the delegation to the Board of Directors of the powers to determine and modify the terms and conditions of the Program and of the Notes to be issued under it within the maximum amount in circulation authorized, with powers to sub-delegate powers to some of its members and/or officials of the first line of management.

Bank and other financing entities loans

Banco Santander Argentina S.A. Loan (“Santander”)

During March and June 2022, the Company entered into two loan agreements with Santander for a total amount of $3,500 million and $1,000 million, respectively. Total principal will be settled by one installment at maturity dates, which will be on March 9, 2023 and June 22, 2023, respectively. The loans bear interest that will be paid in a monthly basis from its issuance dates until its maturity dates at a fixed rate of 44.5% and 47%.

On July 27, 2022, the Company executed an addendum to Santander loan signed on August 18, 2021 for a total amount of $4,000 million, and agreed to change the principal maturity amortization schedule that would take place on August 18, 2022, by deferring it to July 27, 2023. Additionally, a new fixed interest rate of 55% annual nominal was renegotiated from July 27, 2022. This transaction was recognized as a debt extinguishment, recognizing a loss of $1.5 that is included in “Financial debt renegotiation results” item, within financial results, net.

China Development Bank Shenzhen Branch (“CDB”) Loan

During the current period the Company has subscribed new tranches for a total of RMB 381.7 million, equivalent to $7,013 million.

Industrial and Commercial Bank of China (Argentina) S.A.U. (“ICBC”) Loan

On January 21, 2022, the Company repaid the remaining balance of a loan agreement with ICBC Bank for $69 ($67 of principal and $2 of interest).

BBVA Argentina Bank S.A. Loans (“BBVA”)

During March 2022, the Company subscribed two loan agreements with BBVA for a total amount of $1,000 million and $1,500 million, respectively. Total principal will be settled by one installment at maturity dates, which will be on March 10, 2023 and May 17, 2023, respectively. The loans bear interest that will be paid in a monthly basis from its issuance dates until its maturity dates at a fixed rate of 43.9% and 44.85%.

International Finance Corporation (“IFC”) loan

On June 28, 2022 the Company executed a proposal for a credit line to finance the expansion of fixed and mobile network coverage with IFC for a total amount of up to US$184.5 million, as requested in a timely manner by the Company (the “Loan”). The Loan accrues compensatory interest payables semiannually for periods that are due at an annual rate equal to 6-month SOF plus the margin of 6.5 percentage points. Likewise, the principal will be payable in eleven consecutive semi-annual equal installments from August 2024 and final maturity in August 2029.

On July 15, 2022, the Company received a disbursement for a total amount of US$184.5 million (US$181.5 million were received, because US$3 million corresponding to debt issuance expenses were deducted from the initial disbursement).

TELECOM ARGENTINA S.A.

Loans for purchase of equipment

Cisco Systems Capital Corporation

During the current period, the Company had additions for US$15.7 million, equivalent to $1,782 million, due between February and October 2026.

In October 2022, the Company had additions for US$0.9 million, equivalent to $129.4, due in November 2026.

Export Development Canada (EDC)

On January 3, 2022, the Company submitted a proposal for an export credit line for a total amount of up to US$23.4 million to the following entities: (i) JPMorgan Chase Bank, N.A., as initial lender, residual risk guarantor and agent of the facility, (ii) JPMorgan Chase Bank, N.A., Buenos Aires branch as an onshore custody agent, and (iii) JPMorgan Chase Bank, N.A. and EDC as lead co-organizers, which was accepted on the same date.

The line of credit is guaranteed by EDC, the official export credit agency of Canada.

The funds received will be used to finance up to 85% of the value of certain imported goods and services, up to 50% of the value of certain national goods and services and the total payment of the EDC surplus equivalent to 14.41% of the total amount committed by the lenders under the line of credit.

On June 14, 2022, the Company received a disbursement for a total amount of US$17 million, of which the Company received US$14.1 million net of debt issuance expenses deducted, equivalent to $1,733.1 million, maturing in December 2026. The principal received accrues interest at an annual rate equal to 6-mont LIBO plus 1.20 percentage points.

On October 6, 2022, the Company received a second disbursement for a total amount of US$6.3 million, of which the Company received US$5.4 million net of debt issuance expenses deducted, equivalent to $809 million, maturing in December 2026. The principal received accrues interest at an annual rate equal to 6-mont LIBO plus 1.20 percentage points.

Finnvera

On March 31, 2022, the Company received a disbursement for a total amount of US$11.4 million (US$9.7 million were received, because US$1.7 million corresponding to the premium equivalent to 14.41% of the total amount committed by the lenders under the credit line were deducted from the initial disbursement). With this disbursement, the total amount committed for this line of credit is completed.

Peugeot

On June 10, 2022, the Company executed a proposal for a credit line to finance the acquisition of 350 utility vehicles for a total amount of $1,042.7 million plus VAT. For each acquisition, the Company will pay an advance of 40% of the value, financing the remaining 60% in 36 consecutive monthly installments at the rate agreed at the time of each acquisition through PSA Finance Argentina and/or BBVA.

During the second quarter of 2022, the Company paid 198 utility vehicles for a total amount of $669 million, financing $391 million. The agreed compensatory interest annual rate was 42.9%.

During the third quarter of 2022, the Company paid 152 utility vehicles for a total amount of $514 million, financing $300 million. The agreed compensatory interest annual rate was 47.9%.

Ford

On August 30, 2022, the Company executed a proposal for a credit line to finance the acquisition of 43 utility vehicles for a total amount of $222 million plus VAT. For the acquisition, the Company will pay an advance of 50% of the value, financing the remaining 50% of $122.6 million in 12 consecutive monthly installments at a fixed rate of 4.9% through ICBC.

Other bank loans

On July 18, 2022, the Company pre-paid the remaining balance under the contract Term Loan executed on October 8, 2018 for US$142.2 million (US$140 million of principal and US$2.2 million of interest). The pre-payments made by the Company during the term of the contract did not generate penalties. As a result of the pre-payment made, the Company recognized a loss of $32.5 that is included in “Financial debt renegotiation results” item, within financial results, net.

TELECOM ARGENTINA S.A.

NOTE 12 – SALARIES AND SOCIAL SECURITY PAYABLES

	September 30,	December 31,
Current	2022	2021
Salaries, annual complementary salaries, vacation, bonuses and their social security payables	27,752	34,620
Termination benefits	3,488	2,354
	31,240	36,974
Non-current
Termination benefits	2,676	2,567
	2,676	2,567
Total salaries and social security payables	33,916	39,541

NOTE 13 – INCOME TAX PAYABLE AND DEFERRED INCOME TAX ASSETS/LIABILITIES

Income tax payable by company is presented below:

	September 30,	December 31,
	2022	2021
Telecom	32,055	22,858
Núcleo	135	178
Adesol	12	78
Telecom USA	-	2
Pem	1	13
NYSSA	47	-
	32,250	23,129

Deferred Income tax assets and liabilities, net and the actions for recourse tax receivable are presented below:

	September 30,	December 31,
	2022	2021
Tax loss carryforward	(791)	(329)
Allowance for doubtful accounts	(7,894)	(8,687)
Provisions	(2,556)	(4,639)
PP&E and Intangible assets	188,485	200,648
Cash dividends from foreign companies	1,951	2,300
Income tax inflation adjustment deferral effect	16,577	38,519
Other deferred tax liabilities (assets), net	(1,762)	(2,845)
Total deferred tax liabilities, net	194,010	224,967
Actions for recourse tax receivable	(889)	(1,476)
Total deferred tax liability, net	(*) 193,121	223,491

Net deferred tax assets	(1,619)	(1,093)
Net deferred tax liabilities	194,740	224,584

(*)	Includes $62 of currency translation adjustments on foreign subsidiaries’ initial balances.

As of September 30, 2022, some subsidiaries have cumulative tax loss carryforwards of approximately $2,349 million, that calculated considering statutory income tax rate, represents a deferred tax asset of approximately $791 million.

The detail of the maturities of estimated Tax loss carryforward is disclosed below:

Company	Tax loss carryforward generation year	Tax loss carryforward amount as of 09.30.2022	Tax loss carryforward expiration year
Telemás (*)	2019	269	2024
Microsistemas	2021	240	2026
Microsistemas	2022	1,804	2027
AVC	2021	3	2026
AVC	2022	33	2027
		2,349

(*)	This company is consolidated in the financial statements of Adesol.

TELECOM ARGENTINA S.A.

Income tax expense differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Nine-month period ended September 30,
	2022	2021
	Profit (loss)
Income (loss) before income tax expense	(159,200)	58,542
Non-taxable items – Earnings from associates	(342)	(384)
Non-taxable items – Impairment of Goodwill charges	207,940	-
Non-taxable items - Other	1,652	(641)
Restatement in current currency of Equity, goodwill and other	162,338	130,722
Subtotal	212,388	188,239
Weighted statutory income tax rate	34,44%	34,49%
Income tax expense at weighted statutory tax rate	(73,145)	(64,924)
Deferred tax liability restatement in current currency and other	134,529	62,282
Income tax inflation adjustment	(65,116)	(52,474)
Income tax on cash dividends of foreign companies	(566)	(1,550)
Income tax expense (*)	(4,298)	(56,666)

Current tax	(34,934)	(23,263)
Deferred tax	30,636	(33,403)
Income tax expense	(4,298)	(56,666)

(*) In 2022 includes $10,756 corresponding to the adjustment made in the Income tax affidavit of 2021 (see “Income Tax – Inflation Adjustment for Tax Purposes”). In 2021 includes the effect of the change in the income tax rate provided for in Law No. 27,630 generated by the recalculation of the tax impact on balances at the beginning and on the result of the period, for approximately $(93,450).

Income Tax – Inflation Adjustment for Tax Purposes

Given the judicial precedents detailed in Note 15 to the consolidated financial statements as of December 31, 2021 (section “Income tax – Actions for recourse filed with the Tax Authority”) related to the different mechanisms used to recognize the effect of inflation in the assessment of income tax, on May 6, 2022, the Company filed the Income Tax affidavit for fiscal year 2021, considering the deduction of the restatement of the tax amortizations of all its fixed assets and intangible assets in accordance with the provisions of articles 87 and 88 of the Income Tax Law and allocating the computable tax loss carryforward from previous years in accordance with the update mechanism provided for in article 25 of the mentioned law.

This, given the fact that the relationship that arises between the tax determined without the full application of the aforementioned adjustment mechanisms for tax inflation and the actual result subject to tax for the year, causes the application of an effective tax rate for the year 2021 which is confiscatory. If the Company would not resort to the full application of the adjustment mechanisms for tax inflation, a tax would be determined whose effective rate would consume 100% of the Company’s income and would even reach its own generating capital, yielding an effective rate that would amount to 146.6%, which would exceed any reasonable tax limit, thus setting up a case of confiscation that seriously damages their constitutional rights and guarantees.

Therefore, on the occasion of the presentation of the Income Tax affidavit for the fiscal period 2021, the Company made a presentation to AFIP, under the protection of the fiscal secrecy provided in the procedural law, in order to preserve its rights in a framework of transparency in its actions.

As a consequence of the foregoing, the income tax charge for the period includes a lower charge of $7,517 million ($10,756 million in constant currency as of September 30, 2022), determined considering the weighting of the probability of occurrence of certain variables according to the aforementioned jurisprudential precedents.

Due to the fact that the evaluation of whether or not a situation of confiscatory tax burden arises can only be carried out at the end of each fiscal year, the Company has not applied this criterion in the calculation of assets and liabilities for deferred income tax, nor in the estimation of the tax charge for the three and nine-month periods ended September 30, 2022.

It should be noted that, if new information became available, the Company may modify its judgments in relation to recognized tax liabilities, in which case such changes would impact on the income tax for the period in which such assessment is made.

The Company’s Management, with the assistance of its legal and tax advisors, believes that the arguments presented to AFIP in such reimbursement claims follow the same criteria as those jurisprudential background detailed in note 15 to the consolidated financial statements as of December 31, 2021 considered by the Argentine Supreme Court in the precedents cited above, among others. Therefore, the Company believes that it has strong grounds to defend the criteria applied.

TELECOM ARGENTINA S.A.

NOTE 14 –OTHER TAXES PAYABLES

	September 30,	December 31,
Current	2022	2021
Other national taxes	6,142	5,546
Provincial taxes	923	185
Municipal taxes	707	849
	7,772	6,580
Non- current
Provincial taxes	58	-
	58	-
Total other taxes payables	7,830	6,580

NOTE 15 – LEASES LIABILITIES

	September 30,	December 31,
	2022	2021
Current
Argentina	7,880	9,202
Abroad	188	978
	8,068	10,180
Non- current
Argentina	13,707	19,259
Abroad	2,219	1,976
	15,926	21,235
Total leases liabilities	23,994	31,415

Movements in Leases liabilities are as follows:

	September 30,
	2022	2021
At the beginning of the fiscal year	31,415	25,822
Increases (*)	10,372	22,820
Financial results, net (**)	4,726	3,750
Payments	(4,740)	(7,618)
RECPAM and currency translation adjustments	(17,779)	(14,076)
At the end of the period	23,994	30,698

(*) Included in Rights of use assets acquisitions.

(**) Included in Other exchange differences and Other interests, net and other investments results.

NOTE 16 – OTHER LIABILITIES

	September 30,	December 31,
Current	2022	2021
Deferred revenues on prepaid credit	2,566	2,860
Deferred revenues on connection fees and international capacity leases	1,465	1,604
Debt for acquisition of NYSSA (Note 27.4)	167	-
Other	532	610
	4,730	5,074
Non-current
Pension benefits	1,024	989
Deferred revenues on connection fees and international capacity leases	626	1,075
Debt for acquisition of NYSSA (Note 27.4)	463	-
Advances received for assets held for sale (Note 27.3)	295	-
Other	26	14
	2,434	2,078
Total other liabilities	7,164	7,152

TELECOM ARGENTINA S.A.

NOTE 17 – PROVISIONS

Movements in Provisions are as follows:

	Balances as of December 31, 2021	Additions		Reclassifications	Payments	RECPAM and currency translation adjustments	Balances as of September 30, 2022
		Capital (i)	Interest (ii)
Current
Provisions	3,564	4,149	-	4,921	(9,517)	(801)	2,316
Total current provisions	3,564	4,149	-	4,921	(9,517)	(801)	2,316
Non- Current
Provisions	10,145	2,280	949	(4,921)	-	(2,636)	5,817
Asset retirement obligations	5,755	391	-	-	-	(2,425)	3,721
Total non-current provisions	15,900	2,671	949	(4,921)	-	(5,061)	9,538

Total provisions	19,464	6,820	949	-	(9,517)	(5,862)	11,854

	Balances as of December 31, 2020	Additions		Reclassifications	Payments	RECPAM and currency translation adjustments	Balances as of September 30, 2021
		Capital (iii)	Interest (ii)
Current
Provisions	4,052	5,864	-	1,225	(8,028)	377	3,490
Total current provisions	4,052	5,864	-	1,225	(8,028)	377	3,490
Non- Current
Provisions	11,229	2,083	811	(1,225)	-	(3,196)	9,702
Asset retirement obligations	7,477	-	1,561	-	-	(2,205)	6,833
Total non-current provisions	18,706	2,083	2,372	(1,225)	-	(5,401)	16,535

Total provisions	22,758	7,947	2,372	-	(8,028)	(5,024)	20,025

(i)	$6,429 charged to Other operating expenses and $391 charged to Right of use assets.

(ii)	Charged to Other financial results, net - Other interests, net and other investments results.

(iii)	Charged to Other operating expenses.

NOTE 18 – ADDITIONAL INFORMATION OF FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of September 30, 2022 and December 31, 2021 are the following:

	09.30.2022	12.31.2021
	In equivalent millions of Argentine pesos
Assets	39,406	33,163
Liabilities	(326,885)	(388,588)
Net Liabilities	(287,479)	(355,425)

In order to reduce this net position (debt) in foreign currency, Telecom has DFI as of September 30, 2022 amounting to US$70 million, therefore the net liability not hedged amounts to approximately US$1,881 million as of that date.

Offsetting of financial assets and financial liabilities in scope of IFRS 7

The information required by the amendment to IFRS 7 as of September 30, 2022 and December 31, 2021 is as follows:

	As of September 30, 2022
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	32,101	5,157	(64,737)	(1,747)
Offsetting	(2,221)	(346)	2,221	346
Current and non-current assets (liabilities) – Book value	29,880	4,811	(62,516)	(1,401)

	As of December 31, 2021
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	40,502	5,343	(86,506)	(779)
Offsetting	(2,925)	(571)	2,925	571
Current and non-current assets (liabilities) – Book value	37,577	4,772	(83,581)	(208)

TELECOM ARGENTINA S.A.

Telecom and its subsidiaries offset the financial assets and liabilities to the extent that such offsetting is provided by agreements and provided that Telecom has the intention to make such offsetting, in accordance with requirements established in IAS 32. The main financial assets and liabilities offset correspond to transactions with other national and international operators including interconnection, carriers and Roaming (being offsetting a standard practice in the telecommunications industry at international level that Telecom and its subsidiaries apply regularly). Offsetting is also applied to transactions with agents.

Fair value hierarchy and other disclosures

The measurement at fair value of the financial instruments of Telecom are classified according to the three levels set out in IFRS 13:

-	Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (e.g. as prices) or indirectly (e.g. derived from prices).

-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of September 30, 2022 and December 31, 2021, and the level of hierarchy are listed below:

September 30, 2022	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1)	4,492	-	4,492
Investments: Government bonds	6,140	-	6,140
Non-current Assets
Other receivables: DFI	-	227	227
Total assets	10,632	227	10,859
Liabilities
Current Liabilities
Other liabilities (See Note 27.4)	-	167	167
Financial Debt: DFI	-	81	81
Non-current Liabilities
Other liabilities (See Note 27.4)	-	463	463
Total Liabilities	-	711	711

December 31, 2021	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1)	8,477	-	8,477
Investments: Government bonds	17,773	-	17,773
Total assets	26,250	-	26,250
Liabilities
Current Liabilities
Financial debt: DFI	-	307	307
Total Liabilities	-	307	307

(1) are included in Cash and cash equivalents, Investments and Guarantee of financial operations included in Other receivables

The methods and assumptions used to estimate the fair values of each class of financial instrument above are detailed on Note 22 to annual financial statements as of December 31, 2021, except for other liabilities whose fair value was determined by the variation between the quoted values of certain public securities in foreign currency and Argentine pesos, for which their valuation qualifies as Level 2.

The Company also has certain financial instruments that are not measured at fair value for which the book value approximates their fair value, except for:

Financial Debt

As of September 30, 2022, fair value of financial debt is as follows:

	Carrying Value	Fair Value

Notes	221,922	225,270
Other financial debts	178,028	168,179
	399,950	393,449

TELECOM ARGENTINA S.A.

The fair value of the financial debt was assessed as follows:

a)	The fair value of Notes traded in active markets was measured based on quoted market prices at the end of the reporting period. As a result, its valuation classifies as Level 1.

b)	The fair value of Notes that are not traded in an active market was measured based on quotes provided by first-tier financial entities, so their valuation qualifies as Level 2.

c)	Fort the rest of the financial debt, the fair values were calculated based on cash flows discounted using a current lending rate, so as they are classified as level 3.

Hedge accounting

In order to reduce the effect of fluctuations in interest rates, during September, 2022, Telecom Argentina entered into several DFI agreements to hedge the fluctuation of SOFR from the IFC loan signed on June 28, 2022 (see Note 11), for its total amount, for the period beginning February 15, 2023 to August 15, 2025. The amounts hedged in each agreement are: two for a total amount of US$60 million each, and one for a total amount of US$64.5 million. The interest rates are 3.605%, 3.912% and 3.895%, respectively.

As of September 30, 2022 the Company recognized in Other non-current receivables and in the line DFI effects classified as hedges, included in Other comprehensive income (loss), a total of $227 million, which will be reclassified subsequently to profit or loss, when hedged items expected cash flows affect profit or loss.

NOTE 19 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments with domestic and foreign suppliers amounting to approximately $135,282 as of September 30, 2022 (of which $41,002 corresponds to PP&E commitments).

NOTE 20 – EQUITY

(a)   Capital Stock

As of September 30, 2022 and December 31, 2021, the capital stock of Telecom Argentina amounts to $2,153,688,011, represented by the same number of common book-entry shares with nominal value of $1 peso, as detailed below:

Class of Shares	Total
Class “A”	683,856,600
Class “B”	628,058,019
Class “C”	106,734
Class “D”	841,666,658
Total	2,153,688,011

As of the date of these unaudited consolidated financial statements, all the shares of Telecom Argentina are authorized by the CNV for public offering.

Class B Shares are listed and traded on the leading companies’ panel of the BYMA and the American Depositary Shares (ADS) representing 5 Class “B” shares of the Company are traded on the NYSE under the symbol TEO.

(b)   Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

The Ordinary and Extraordinary Shareholders’ meeting of Telecom held on April 27, 2022 decided, among other issues, the following:

(a)	to approve the Annual Report and the financial statements of Telecom as of December 31, 2021;

(b)	to approve the Board of Directors’ proposal expressed in current currency of March 31, 2022 using the National Consumer Price Index (National CPI), as provided by CNV Resolution No. 777/18, in respect to the unallocated retained earnings as of December 31, 2021 of $10,056,956,479 Argentine pesos ($14,389 million in current currency as of September 30, 2022): (i) to allocate $502,847,824 Argentine pesos ($678 million in current currency as of September 30, 2022) to “Legal Reserve”, (ii) to allocate $9,554,108,655 Argentine pesos ($13,712 million in current currency as of September 30, 2022) to the “Facultative Reserve to maintain the capital investments level and the current level of solvency”, and (iii) the reclassification of $18,817,248,927 Argentine pesos ($25,389 million in current currency as of September 30, 2022) from the “Facultative Reserve to maintain the capital investments level and the current level of solvency” to the “Contributed Surplus”;

(c)	approved to delegate to the Board of Directors the power to cancel before June 30, 2022 the “Facultative Reserve to maintain the capital investments level and the current level of solvency” in an amount such that it allows distributing a combination of Global Bonds 2030 and Global Bonds 2035 as non-cash assets dividends for a market value at the date of determination of its value of up to $41,000 million. For further information on the distribution of dividends see Note 2.b “Cash and non-cash assets dividends from the Company and its subsidiaries - Non-cash dividends”.

TELECOM ARGENTINA S.A.

NOTE 21 – REVENUES

Revenues include:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2022	2021	2022	2021
Mobile Services	60,601	66,990	187,113	200,703
Internet Services	32,728	38,542	105,070	113,620
Cable Television Services	26,116	33,783	85,700	105,120
Fixed and Data Services	17,789	23,419	58,534	75,192
Other services revenues	1,210	1,221	3,952	3,523
Subtotal Services revenues	138,444	163,955	440,369	498,158
Equipment revenues	9,794	12,220	30,591	38,089
Total Revenues	148,238	176,175	470,960	536,247

NOTE 22 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $705,628 and $534,078 for the nine-month periods ended September 30, 2022 and 2021, respectively. The main components of the operating expenses are the following:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2022	2021	2022	2021
Employee benefit expenses and severance payments	Profit (loss)		Profit (loss)
Salaries, social security expenses and benefits	(34,563)	(35,457)	(101,438)	(100,710)
Severance indemnities	(6,226)	(3,799)	(11,899)	(7,638)
Other employee expenses	(862)	(784)	(2,133)	(2,105)
	(41,651)	(40,040)	(115,470)	(110,453)
Fees for services, maintenance, materials and supplies
Maintenance and materials	(9,365)	(11,781)	(29,482)	(35,213)
Fees for services	(9,542)	(8,304)	(26,602)	(25,361)
Directors and Supervisory Committee’s members’ fees	(136)	(120)	(419)	(646)
	(19,043)	(20,205)	(56,503)	(61,220)
Taxes and fees with the Regulatory Authority
Turnover tax	(5,415)	(6,509)	(17,381)	(19,890)
Regulatory Entity Fees	(2,864)	(3,254)	(9,008)	(9,909)
Municipal taxes	(1,607)	(1,843)	(5,004)	(5,760)
Other taxes and fees	(1,539)	(1,885)	(4,879)	(5,809)
	(11,425)	(13,491)	(36,272)	(41,368)
Cost of equipment and handsets
Inventory balance at the beginning of the year	(6,528)	(7,247)	(5,711)	(9,968)
Plus:
Purchases	(6,552)	(8,121)	(23,491)	(24,046)
Other	836	136	1,765	338
Less:
Inventory balance at the end of the period	5,692	6,675	5,692	6,675
	(6,552)	(8,557)	(21,745)	(27,001)
Other operating expenses
Provisions	(961)	(4,101)	(6,429)	(7,947)
Rental and internet capacity	(919)	(1,377)	(2,863)	(3,706)
Energy, water and other services	(2,968)	(2,970)	(8,656)	(8,809)
Postage, freight and travel expenses	(1,125)	(1,029)	(3,244)	(3,161)
Other	400	(761)	(994)	(1,699)
	(5,573)	(10,238)	(22,186)	(25,322)
Depreciation, amortization and impairment of fixed assets
Depreciation of PP&E	(43,295)	(48,705)	(128,455)	(138,576)
Amortization of intangible assets	(5,931)	(6,412)	(18,034)	(19,277)
Amortization of rights of use assets	(4,735)	(4,413)	(13,410)	(12,560)
Impairment of fixed assets (*)	(206,821)	(998)	(209,907)	(2,025)
	(260,782)	(60,528)	(369,806)	(172,438)

(*) Includes $(207,940) corresponding to the impairment of goodwill of the CGU Argentina for the three and nine-month periods ended on September 30, 2022.

TELECOM ARGENTINA S.A.

Operating expenses, disclosed per function are as follows:

Concept	Operating costs	Administration costs	Commercialization costs	Other expenses	Total 09.30.2022	Total 09.30.2021
Employee benefit expenses and severance payments	(65,653)	(23,462)	(26,355)	-	(115,470)	(110,453)
Interconnection costs and transmission costs	(14,574)	-	-	-	(14,574)	(19,544)
Fees for services, maintenance, materials and supplies	(25,254)	(10,607)	(20,642)	-	(56,503)	(61,220)
Taxes and fees with the Regulatory Authority	(35,682)	(248)	(342)	-	(36,272)	(41,368)
Commissions and advertising	(748)	(458)	(26,525)	-	(27,731)	(30,255)
Cost of equipment and handsets	(21,745)	-	-	-	(21,745)	(27,001)
Programming and content costs	(29,560)	-	-	-	(29,560)	(36,663)
Bad debt expenses	-	-	(11,781)	-	(11,781)	(9,814)
Other operating expenses	(11,926)	(2,749)	(7,511)	-	(22,186)	(25,322)
Depreciation, amortization and impairment of fixed assets	(121,523)	(23,891)	(14,485)	(209,907)	(369,806)	(172,438)
Total as of 09.30.2022	(326,665)	(61,415)	(107,641)	(209,907)	(705,628)
Total as of 0.30.2021	(373,150)	(45,439)	(113,464)	(2,025)		(534,078)

NOTE 23 – FINANCIAL RESULTS, NET

	Three-month period ended September 30,		Nine-month period ended September 30,
	2022	2021	2022	2021
	Profit (loss)		Profit (loss)
Interests on financial debts (*)	(1,236)	(6,623)	(3,997)	(19,934)
Foreign currency exchange gains on financial debts (**)	11,725	21,167	44,967	58,771
Financial debt renegotiation results	(34)	-	(34)	-
Total Debt financial results	10,455	14,544	40,936	38,837
Losses on operations with notes and bonds	(794)	977	(12,162)	(901)
Other exchange differences (***)	1,463	1,279	2,020	9,591
Other interests, net and other investments results	408	(108)	773	(2,173)
Other taxes and bank expenses	(1,542)	(1,833)	(4,649)	(5,346)
Financial expenses on pension benefits	(118)	(136)	(430)	(452)
Financial discounts on assets, debts and others	(700)	(1,394)	(2,215)	(4,539)
RECPAM	18,760	5,475	50,853	20,972
Total other financial results, net	17,477	4,260	34,190	17,152
Total financial results, net	27,932	18,804	75,126	55,989

(*) Includes ($125) and ($523) corresponding to net losses generated by DFI in the nine-month period ended September 30, 2022 and 2021, respectively.

(**) Includes ($115) and ($1,550) corresponding to net losses generated by DFI in the nine-month period ended September 30, 2022 and 2021, respectively.

(***) Includes $181 corresponding to income related to decreases in financial assets at amortized cost in the nine-month period ended September 30, 2021.

NOTE 24 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)	Controlling Company

CVH is the controlling company of Telecom Argentina, holding directly and indirectly 28.16% of the capital stock of the Company. Additionally, both VLG S.A.U. (company controlled by CVH) and Fintech Telecom, LLC, contributed to the Voting Trust, according to the Shareholders’ Agreement, shares representing 10.92% of the capital of the Company, respectively, so the shares subject to such agreement represent 21.84% of the capital of the Company (the “Shares in Trust”).

According to the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders’ Agreement.

For further details on the Voting Trust Agreement and the Shareholders’ Agreement, see Note 27 to the consolidated financial statements as of December 31, 2021.

b)	Related Parties

For the purposes of these unaudited consolidated financial statements, related parties are those individuals or legal entities which are related to Telecom in terms of IAS 24.

TELECOM ARGENTINA S.A.

c)	Balances with Companies under section 33 - Law No. 19,550 and Related Parties

●	Companies under section 33 - Law No. 19,550 – Associates

CURRENT ASSETS	September 30,	December 31,
Trade receivables	2022	2021
Ver TV	1	1
	1	1
Other receivables
La Capital Cable	657	369
Ver TV	2	3
	659	372
CURRENT LIABILITIES
Trade payables
TSMA	1	-
	1	-

●	Related parties

CURRENT ASSETS	September 30,	December 31,
Trade receivables	2022	2021
Other Related parties	200	300
	200	300
Other receivables
Other Related parties	3	7
	3	7
CURRENT LIABILITIES
Trade payables
Other Related parties	1,762	2,011
	1,762	2,011

d)	Transactions with Companies under section 33 - Law No. 19,550 and related parties

●	Companies under section 33 - Law No. 19,550– Associates

	Transaction	Nine-month period ended September 30,
		2022	2021
		Profit (loss)
		Revenues
La Capital Cable	Services revenues and other revenues	45	55
Ver TV	Services revenues and other revenues	7	7
		52	62

		Operating costs
La Capital Cable	Fees for services	(117)	(108)
		(117)	(108)

●	Related Parties

	Transaction	Nine-month period ended September 30,
		2022	2021
		Profit (loss)
		Revenues
Other Related parties	Services and advertising revenues	315	384
		315	384

		Operating costs
Other Related parties	Programming costs	(4,539)	(5,363)
Other Related parties	Editing and distribution of magazines	(827)	(1,095)
Other Related parties	Advisory services	(628)	(728)
Other Related parties	Advertising purchases	(400)	(626)
Other Related parties	Other purchases and commissions	(203)	(227)
		(6,597)	(8,039)

The transactions discussed above were made by Telecom under the same conditions than would have been obtained from unaffiliated third parties. When Telecom’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

NOTE 25 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years’ adjustments and accumulated losses must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock) plus inflation adjustment of common stock.

TELECOM ARGENTINA S.A.

NOTE 26 – MACROECONOMIC ENVIRONMENT AND ANALYSIS OF GOODWILL RECOVERABILITY

Macroeconomic environment

The Company operates in a complex economic environment, with a strong volatility in the main variables, both at the national and international level, mainly during the last two years.

Since 2019, the main macroeconomic and business variables in Argentina have suffered a significant deterioration. This situation got worse significantly during 2020 due to the consequences of Covid. Since the World Health Organization declared COVID-19 a global pandemic on March 11, 2020, governments around the world, and in particular the Argentine Government, have put in place various measures throughout the years 2020 and 2021 to curb the spread of the virus. The implementation of such measures led to a sharp decline in production levels and economic activity.

During the nine-month period ended September 30, 2022, given the considerable decline in infection levels thanks to the large-scale vaccination campaigns that reached the whole population, and that the current cases mostly entail mild symptoms, the Ministry of Health waived the obligation to keep social distancing and the use of face masks, establishing, however, recommendations for general care at work, educational and social environments and at public transport.

On the other hand, the international conflict that started in March 2022 between Ukraine and Russia also led to a fall in financial markets, an increase in the prices of raw materials and certain commodities (for example wheat and oil, among others), causing an increase in inflation rates, fluctuations in the exchange rate of foreign currencies, and a general increase in interest rates.

For the nine-month period ended September 30, 2022, at the national level, the impact of the situation described above and the prevailing political conditions had an adverse effect on the Argentine economy in general and on the stock market in particular, mainly causing:

i)	an inflationary acceleration and higher devaluation of the Argentine peso, being the inflation rate of 66.1% and the variation of the Banco Nación Divisas $/US$ exchange rate of 43.4%;

ii)	volatility in the stock market in which the Company operates. The market price of Telecom shares in BYMA, increased by 24.7%. On the other hand, the price of the Telecom´s ADR in US$ on the NYSE decreased by 21.4%;

iii)	greater exchange restrictions on the access to the Argentine Single and Free Exchange Market (MULC, for its Spanish acronym), which could affect the Company’s ability to access it and also affect the value of foreign currency in existing alternative markets. The gap as of September 30, 2022 between the MULC and the existing alternative markets (Electronic Payment Market “MEP dollar”) amounts to 105.3%; and

iv)	an increase in country risk and a general increase in interest rates.

The inflation, the exchange restrictions for access to the MULC, as well as general increases in interest rates generate various consequences in the economic and financial situation of the Company, affecting the operating results, mainly due to the decrease in revenues (given the impossibility of transferring accumulated inflation to prices) and increases in costs, despite the Company’s efforts to reduce them.

As a result of the above-mentioned, the Company’s Management identified the need to review the estimate of the recoverable value of goodwill assigned to the cash-generating unit (CGU) in Argentina.

Recoverability of Goodwill

The most significant goodwill held by the Company was generated by the merger between Telecom Argentina and Cablevision (which became effective on January 1, 2018). The goodwill was measured as the excess of the fair value of the consideration transferred over the fair value of the net identifiable assets and liabilities of Telecom Argentina. On the other hand, such transaction also generated the corresponding merger surplus, which mainly reflects the difference between the fair value of the transferred consideration and the book value of Telecom Argentina’s equity as of the effective date of merger, which was the setoff of the recognition of goodwill and the higher value of the fixed assets, arising from its valuation at market value at the time of the merger, net of the tax effect.

Due to the fact that the merger was a business combination carried out through an exchange of equity interests, the consideration was determined based on the fair value of the shares of Telecom, calculated based on the market price of the ADR of Telecom on NYSE on the last market day before the effective date of the transaction, which amounted to US$36.63 per ADR (as of September 30, 2022, this value amounted to US$4.01 per ADR).

TELECOM ARGENTINA S.A.

The table below shows the book value of fixed assets allocated to the Argentina CGU subject to the impairment testing as of September 30, 2022:

CGU of Argentina	Goodwill	PP&E	Intangible Assets	Right of use assets	Total
Balances as of September 31, 2022	629,193	655,199	207,545	48,934	1,540,871

The carrying value of an asset is considered impaired when it is higher than its recoverable value, which is the higher between the fair value (less direct selling costs) or its value in use. In the case of Telecom, as of September 30, 2022, since the value in use was lower than the fair value less the costs of disposal, the latter was considered to be the recoverable value.

In order to determine the fair value less the costs of disposal of the CGU of Argentina, which amounts to $1,332,931 million as of September 30, 2022, the Company’s Management has considered the market capitalization value based on an average share market price of $265.9 per share (calculated based on market prices in BYMA weighed by the volume of the transactions corresponding to the three-month period prior September 30, 2022).

In order to determine the fair value of the CGU of Argentina, the above-mentioned market capitalization value was adjusted by (i) the estimated fair value of other CGUs; (ii) the effect of the net liabilities not subject to this impairment testing, calculated at their estimated fair value; (iii) the effect of a 28.6% control premium (determined by the Company with the assistance of independent advisors, based in the values observed in market transactions of the period May 2015 to June 2021 for the ICT services industry); and (iv) estimated disposal costs for an orderly transaction, which include costs such as legal and advisory fees that could be directly associated with the sale of the CGU. Therefore, the fair value qualifies as level 2 of fair value hierarchy in accordance with IFRS 13. The Company’s Management has used this valuation method because the share market price is volatile and subject to wide fluctuations, mainly due to the difficult macroeconomic environment in general described in “Macroeconomic environment”.

As a result of the calculation mentioned above, the carrying amount of the CGU of Argentina exceed the recoverable value by $207,940. Consequently, as of September 30, 2022, the Company recognized an impairment of goodwill for that amount, which is recorded in the line “Depreciation, amortization and impairment of fixed assets” of the Consolidated Income Statement, not affecting other fixed assets of the Company.

As mentioned above, this impairment was caused by the fact that the evolution of the market price of the shares of Telecom, has not followed the evolution of the inflation rate, used to adjust the fixed assets of the Company in accordance with the requirements of IAS 29.

The Company estimates that the estimated recoverable value of the CGU is sensitive to significant variations in any of the key assumptions. Therefore, significant differences could arise in the future in relation to the estimated recoverable values at the date of these consolidated financial statements.

The Company’s Management will continue to monitor the evolution of the aforementioned situations and the evolution of the variables that affect its business in order to determine the potential impacts on its economic and financial position. Therefore, the Company’s unaudited consolidated financial statements must be read in the light of these circumstances.

NOTE 27 – RECENT DEVELOPMENTS CORRESPONDING TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

1.	Regulatory issues

a)	Decree No. 690/20 - Amendment to the LAD

On August 22, 2020, the PEN issued Decree No. 690/20 (“Decree N° 690/20”), through which:

●	amended the LAD. Decree No. 690/20 declared ICT Services (which includes fixed and mobile telephony services, cable television and Internet) as well as access to telecommunications networks for and between licensees as “essential and strategic competition public services”, and empowered the ENACOM to ensure accessibility;

●	established that the prices of: (i) the essential and strategic competition public ICT Services, (ii) the prices of those services provided in accordance with the Universal Service and (iii)the prices of those services determined by the ENACOM for public interest reasons, shall be regulated by ENACOM;

●	established that ENACOM is the agency responsible for the enactment of any regulation related to the ICT’s PBU; and

●	suspended any price increases or changes set or announced by the ICT’s licensees from July 31, 2020 to December 31, 2020.

TELECOM ARGENTINA S.A.

Decree No. 690/20 has been ratified by the Argentine Congress under Law No. 26,122 and has been regulated through ENACOM Resolutions No. 1,466/20 and 1,467/20.

Resolution No. 1,466/20 allowed ICT licensees providing Internet access services, subscription broadcasting services through physical, radio-electric or satellite link, fixed telephony services and mobile telecommunications services -in all cases in their different and respective modalities- to increase retail prices for services up to 5% during January 2021. In order to establish the percentages approved, licensees must consider the prices effective as of July 31, 2020 as the price of reference. Such Resolution also provides that ICT Services Licensees may request a higher increase on an exceptional basis in accordance with the provisions of Section 48 of the LAD.

Resolution No. 1,467/20 regulated the Compulsory Universal Telecommunication Service (“PBU”) provided by Decree No. 690/20 for the different services provided by ICT licensees, establishing the price and the characteristics of each service plan, namely:

●	PBU-SBT: Compulsory Universal Provision of Basic Fixed Telephony Service;

●	PBU-SCM: Compulsory Universal Provision of Basic Mobile Communication Service;

●	PBU-I: Compulsory Universal Provision of Basic Internet Access Value Added Service;

●	PBU-TP: Compulsory Universal Basic Provision of subscription television services by physical or radio-electric or satellite link.

The Company began to implement an increase in prices as from January 2021, in order to match the increase in its costs due to the inflation. Nevertheless, it failed to transfer to the price of its services the inflation accumulated in the period March-December 2020, as a result of different measures provided by the PEN. Additionally, the Company initiated legal proceedings before the Federal Court of Appeals on Administrative Litigation Matters challenging the constitutionality of Decree No. 690/20 and the aforementioned ENACOM Resolutions, which was notified to the PEN on October 7, 2021.

In this context, the Company sought to obtain a precautionary measure suspending the application of the aforementioned ENACOM regulations and Decree No. 690/20. On January 29, 2021, the Company´s petition was denied and the precautionary measure rejected. The Company appealed such decision.

On April 30, 2021, the Chamber of the Federal Court of Appeals on Administrative Litigation Matters decided by majority to accept the Company’s appeal, revoke the first instance court’s decision and, consequently, grant the preliminary injunction requested by the Company, ordering the suspension of the effects of sections 1, 2, 3, 4, 5 and 6 of Decree No. 690/20 and of ENACOM resolutions provided as a consequence and their non-applicability to the Company. This preliminary injunction was initially granted for a period of six months. As supported by the preliminary injunction granted, the Company increased the prices of its services in order to continue to match the increase in its costs due to the inflation.

In reaching its decision, the Court considered, that the “configuration of circumstances prima facie lead to serious and founded questioning of Decree 690/2020’s reasonability standard and legitimacy and of ENACOM’s resolutions adopted as a consequence, due to the direct adverse effects they have on Telecom Argentina’s property rights, which derive from Information and Communication Technology services provision, under a free competition system, ruled, authorized and granted (depending on the case), by the National State itself”.

The PEN and ENACOM filed appeals against the aforementioned decision of the Federal Court of Appeals on Administrative Litigation Matters, which were denied on June 18, 2021 by resolution of the Federal Administrative Court of Appeals – Chamber II.

On June 29, 2021, the PEN and ENACOM filed an appeal before the Argentine Supreme Court of Justice. As of the date of these unaudited consolidated financial statements, a decision on these legal proceedings remains is pending.

On October 21, 2021 the Company was notified of the resolution of the Federal Administrative Court No. 8, that resolved to extend for six-month period the validity of the precautionary measure previously granted. On March 18, 2022 the Federal Administrative Court of Appeals – Chamber II confirmed this first instance resolution. Against said ruling, both the PEN and the ENACOM filed extraordinary appeals, which are being substantiated.

In April 2022, the Federal Administrative Court No. 8 decided to extend the validity of the precautionary measure for the same period, which was confirmed on September 20, 2022, by the Federal Administrative Court of Appeals – Chamber II. The PEN and the ENACOM filed extraordinary appeals against said ruling.

On September 29, 2022, the Federal Administrative Court No. 8 notified – upholding the request of the Company – the extension of the precautionary measure for a new period of six months. The PEN and the ENACOM appealed the extension, this appeal is being substantiated.

The Company, with the assistance of its legal advisors, is analyzing the actions that may be necessary in order to protect its rights. The Company’s Management and its legal advisors, consider that the Company has solid legal arguments to support its position and that there is a reasonable likelihood that this matter will result in a favorable outcome for the Company, notwithstanding the fact that at this stage it is not possible to predict the final outcome of the claim.

TELECOM ARGENTINA S.A.

b)	Spectrum incorporated to the Company under the corporate reorganizations of Telecom and the merger with Cablevisión

In December 2017, the Company was served with ENACOM Resolution No. 5,644-E/2017, whereby that agency decided, among other things, to authorize the transfer in favor of Telecom Argentina of the authorizations and permits to use frequencies and allocations of numbering and sign-posting resources to provide the services held by Cablevisión, pursuant to effective regulations, and the agreement executed by Nextel Communications Argentina S.R.L. on April 12, 2017 (IF-2017-08818737-APN-ENACOM#MCO), whereby Telecom Argentina, in its capacity as absorbing company of Cablevisión, shall, within a term of two years as from the date on which the merger was approved by the CNDC and the ENACOM, return the radio-electric spectrum that exceeds the limit set under Section 5 of Resolution No. 171-E/17 issued by the Ministry of Communications.

During 2019 Telecom Argentina proceeded with a partial return of the radio-electric spectrum that exceeds the limit set (40 Mhz). (and recognized a provision for impairment of $6,720 million) and completed it in March 2022 (40 Mhz).

Moreover, on March 15, 2022, the ENACOM issued Resolution No. 419/2022 through which it accepted the return of spectrum by Telecom Argentina under the terms of ENACOM Resolution No. 5644-E/2017.

Consequently, the Company recognized as of September 30, 2022 an additional provision for impairment of $2,287 million in Depreciation, amortization and impairment of fixed assets line.

c)	ENACOM Resolution No. 798/2022 – On-demand allocation of spectrum blocks

Through Resolution No. 798/2022 published in the Official Gazette on May 19, 2022, the ENACOM began the process for the on-demand allocation of spectrum blocks of the 2500-2570 MHz and 2620-2690 MHz frequencies for the provision of SCMA services. Through said Resolution, the ENACOM also approved the bidding terms and conditions and the list of locations for which there is spectrum available for the provision of SCMA services.

On May 31, 2022, Telecom made a filing requesting the allocation of spectrum blocks under this process. Through Resolution No. 1729/2022 published in the Official Gazette on August 31, 2022, the ENACOM assigned to Telecom the spectrum blocks requested and the return of the spectrum proposed by Telecom was accepted.

The spectrum assignment and return process is framed within the guidelines of IAS 38 in relation to the exchange of non-monetary assets, since the exchange of assets has a commercial substance, for which the cost of the intangible asset received will be measured at fair value. The fair value of the assigned spectrum has been set by the ENACOM at US$6.2 million, while the price of the spectrum to be returned was set at US$5.7 million. Therefore, the Company paid US$0.5 million. The difference between the book value and the fair value of the returned spectrum resulted in a net gain of $350 million, recognized as “Other operating expenses”.

d)	Number Portability Regulation

Through Resolution No. 1514/2022, published on July 26, 2022 in the Official Gazette, the ENACOM ordered a 60-calendar-day extension of the period for postponing the start of operations and implementation of Number Portability for Services. of Fixed Telephony that was established in Resolution No. 32/2022. On September 20, 2022, the first phase of the process was implemented, enabling Fixed Portability in the towns of La Plata, Mar del Plata and Salta. Subsequently, on October 4, 2022, the second phase was performed, incorporating twenty localities of medium teledensity. Finally, on October 18, 2022, the third and last phase was implemented, incorporating the rest of the country.

2.	Corporate issues

a)	Offers for Irrevocable Call Option on the minority Shares of Open Pass S.A.

On December 29, 2021, the subsidiary Micro Sistemas received from two shareholders of Open Pass S.A. (a company that provides IT services related to software development and maintenance, with which Micro Sistemas has a contract for the use and development of the electronic wallet platform) offers for irrevocable call options for a total of 6,999,580 of the shares (representing 15% of total Open Pass S.A. capital stock). On January 4, 2022 Micro Sistemas accepted the offers by paying US$0.7 million as consideration for the granting of said purchase options.

The call options could be exercised by Micro Sistemas, at its sole discretion, during a period of twelve (12) months from the date of acceptance.

The call options include, together with the shares, the assignment and transfer of all the economic and political rights inherent therein. If the options are exercised, the price to be paid for the shares has been determined at US$7.5 million.

As of the date of these unaudited consolidated financial statements, the call options were not executed.

TELECOM ARGENTINA S.A.

b)	Interests in Joint Operations

On July 27, 2022, the Ministry of the Chief Cabinet of the Province of Buenos Aires, communicated the UTE Ertach S.A. – Telecom Argentina S.A., the completion of the agreement that bonded the UTE with mentioned entity, which was finalized on July 28, 2022. In addition, it requested to confirm which links covered as of today by the UTE, could be covered by each company that is part of it. As a consequence of the termination of such agreement, the members of the UTE began the process of its dissolution. The Company estimates that it will not have a significant impact on the consolidated financial statements.

3.	Assets classified as held for sale

On March 21, 2022, the Company executed a pre-sale agreement for its building “Costanera” located at Las Heras 2502, Autonomous City of Buenos Aires, Argentina, for a total of US$6 million.

On April 27, 2022, the Company’s Board of Directors approved the proposal for the sale of the building. Subsequently, on June 6, 2022, an agreement was executed for the sale whereby the granting of the corresponding conveyance deed for the ownership and possession of property is subject to the condition precedent that the Company shall obtain ENACOM’s authorization for the sale of the property due to the fact that said building is used for rendering ICT Services (the estimated term for obtaining ENACOM’s authorization is 18 months as from the date of the sale agreement).

As of September 30, 2022, the Company received an advance payment of US$2 million (equivalent to $295 million).

Due to the fact that the carrying amount will be recovered primarily through a sale transaction, rather than through its continued use, that the building is available as is for immediate sale, and that its sale is highly likely, the asset complies with IFRS 5 guidelines to be considered a non-current asset held for sale.

In addition, considering that the carrying amount of the assets associated with the sale exceeds its recoverable value, the Company, as of September 30, 2022, recognized an impairment of $1,535 million disclosed under Depreciation, Amortization, and Impairment of Fixed Assets.

4.	Acquisition of NYSSA

On June 1, 2022, the Company acquired 100% of the issued shares of NYSSA (represented by 10,000 shares, of $1,000 per share and represents one vote each), whose corporate purpose is to provide internet access services in Mendoza, Argentina, through a license granted by the ENACOM. On August 24, 2022, the General Ordinary and Extraordinary Shareholders’ Meeting of NYSSA has approved: i) the adequacy of the company as a “Sociedad Anónima Unipersonal “ (Sole Shareholder Company); and ii) the change of the closing date of the fiscal year from June 30 to December 31, in order to facilitate consolidation with its parent company. As of the date of these unaudited consolidated financial statements, the registration in the Public Registry of Mendoza is in process.

The acquisition is expected to increase the number of broadband clients through the expansion of the network in San Martín and neighboring towns.

The base price of the transaction was US$3.4 million. This price has been determined based on the number of NYSSA clients and is subject to adjustments established in the contract.

As of September 30, 2022 the Company has paid the equivalent of 40% of the base price for a total amount of US$1.4 million (equivalent to $284.3 million at payment date). The remaining balance will be paid in four equal and consecutive annual installments, and will accrue an interest on balances of 6% per year in dollars. The installments may be paid, at the option of the Company, in Argentine pesos determined based on the variation between the quotation values of certain public securities in foreign currency and Argentine pesos established in the contracts. The Company recognized the debt at fair value, considering that the payments will be in Argentine pesos. The debt has been recognized as “Other liabilities” and the effects of the variation in its fair value will be recognize in “Financial discounts on assets, debts and others” within “Other financial results, net”. As of September 30, 2022 the debt amounts to $630 million, of which $167 are current and $463 million are non-current.

The Company’s Management has determined the fair value of the assets acquired and liabilities assumed (net assets) - except for the valuation of PP&E and intangible assets together with their corresponding tax effects since they are under analysis by the independent appraiser - as of June 1, 2022 and the determination of the goodwill. Consequently, the values of assets and liabilities shown below are preliminary.

Acquisition-related costs are recognized as expenses.

Details of the purchase consideration, the net assets acquired and goodwill in currency of June 1, 2022 are as follows:

TELECOM ARGENTINA S.A.

Purchase consideration
Cash Paid(i)	284.3
Remaining balance	426.4
Valor total	710.7

(i)	Cash paid amounted to $347 million in constant currency as of September 30, 2022.

The assets and liabilities recognized as a result of the acquisition are as follows:

Cash and cash equivalents	0.8
Trade receivables	44.9
PP&E (i)	210.2
Trade payables	(43.0)
Other taxes payables	(15.3)
Other assets / liabilities, net	(38.1)
Net identifiable assets acquired	159.5
Goodwill (ii)	551.2
Total	710.7

(i)	The acquisition of PP&E in constant currency as of September 30, 2022 amounts to $256 million.

(ii)	Goodwill recognized represents the excess of the preliminary purchase consideration transferred over the preliminary fair value of the identifiable net assets acquired. The goodwill is attributable to the synergies that are expected to arise after the acquisition of the subsidiary. It is not amortized and its recoverable value must be tested for impairment at least annually. Goodwill is not deductible for tax purposes. It has been allocated to the Argentine UGE. Goodwill amounts to $708 million in constant currency as of September 30, 2022.

Revenue and profit contribution of NYSSA

The acquired business contributed revenues of $201 million and net income of $48 million to the Group for the period from June 1, 2022 to September 30, 2022.

NOTE 28 – SUBSEQUENT EVENTS TO SEPTEMBER 30, 2022

Banco Santander Argentina Loan (“Santander”)

On October 17, 2022, the Company executed an addendum to Santander loan signed on October 15, 2021 for a total amount of $1,500 million, and agreed to change the amortization schedule of principal maturity that would take place on October 17, 2022, by deferring it to October 17, 2023. Additionally, a new fixed interest rate of 79% annual nominal was renegotiated from October 17, 2022.

On October 17, 2022, interest owed to date for $49.6 million was paid.

Carlos Moltini

Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2022

(In millions of Argentine pesos or as expressly indicated)

1.	General considerations

As required by CNV regulations, the Company has prepared its unaudited consolidated financial statements as of September 30, 2022 under IFRS.

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this Report discloses the comparative balances for the three and nine-month periods ended September 30, 2021, restated to current currency as of September 30, 2022.

The table below shows the evolution of the National Consumer Price Index (National CPI with the characteristics identified in Note 1.d) to the unaudited consolidated financial statements) of the last two years and as of September 30, 2022 and 2021 according to official statistics (INDEC) and the Banco Nación US dollar exchange rate used for the preparation of this operating and financial review and prospects and the accompanying financial statements:

	As of December 31, 2020	As of September 30, 2021	As of December 31, 2021	As of September 30, 2022

National Consumer Price Index (December 2016=100)	385.88	528.50	582.46	967.31

Variation in prices
Annual	36.1%	52.5%	50.9%	83.0%
Accumulated 3 months since June 2021 / 2022	n/a	9.3%	n/a	22.0%
Accumulated 9 months	n/a	37.0%	n/a	66.1%

Banco Nación US$/$ exchange rate	84.15	98.74	102.72	147.32

Variation in the exchange rate
Annual	40.5%	29.6%	22.1%	49.2%
Accumulated 3 months since June 2021 / 2022	n/a	3.2%	n/a	17.6%
Accumulated 9 months	n/a	17.3%	n/a	43.4%

2.	Telecom’s activities for the nine-month periods ended September, 2022 (“9M22”) and 2021 (“9M21”)

			Variation
	9M22	9M21	$	%
Revenues	470,960	536,247	(65,287)	(12.2)
Employee benefit expenses and severance payments	(115,470)	(110,453)	(5,017)	4.5
Interconnection and transmission costs	(14,574)	(19,544)	4,970	(25.4)
Fees for services, maintenance, materials and supplies	(56,503)	(61,220)	4,717	(7.7)
Taxes and fees with the Regulatory Authority	(36,272)	(41,368)	5,096	(12.3)
Commissions and advertising	(27,731)	(30,255)	2,524	(8.3)
Cost of equipment and handsets	(21,745)	(27,001)	5,256	(19.5)
Programming and content costs	(29,560)	(36,663)	7,103	(19.4)
Bad debt expenses	(11,781)	(9,814)	(1,967)	20.0
Other operating expenses	(22,186)	(25,322)	3,136	(12.4)
Depreciation, amortization and impairment of fixed assets	(369,806)	(172,438)	(197,368)	114.5
Operating (loss) income	(234,668)	2,169	(236,837)	n/a
Earnings from associates	342	384	(42)	(10.9)
Debt financial results	40,936	38,837	2,099	5.4
Other financial results, net	34,190	17,152	17,038	99.3
Income (loss) before income tax	(159,200)	58,542	(217,742)	n/a
Income tax	(4,298)	(56,666)	52,368	(92.4)
Net (loss) income	(163,498)	1,876	(165,374)	n/a

528Attributable to:
Controlling Company	(164,873)	655	(165,528)	n/a
Non-controlling interest	1,375	1,221	154	12.6
	(163,498)	1,876	(165,374)	n/a
Basic and diluted earnings (losses) per share attributable to the Controlling Company (in Argentine pesos)	(76.55)	0.30

In relation to the economic performance, adjusted EBITDA amounted to $135,138 in 9M2022, representing 28.7% of consolidated revenues. Depreciation, amortization and impairment of fixed assets totaled $369,806, (which includes the effect of goodwill impairment for $207,940) consequently, the operating loss for 9M2022 amounted to $234,668. Financial results were positive and amounted to $75,126 and income tax loss amounted to $4,298, consequently, net loss amounted to $163,498.

I

●	Revenues

			Variation
	9M22	9M21	$	%
Mobile Services	187,113	200,703	(13,590)	(6.8)
Internet Services	105,070	113,620	(8,550)	(7.5)
Cable Television Services	85,700	105,120	(19,420)	(18.5)
Fixed and Data Services	58,534	75,192	(16,658)	(22.2)
Other services revenues	3,952	3,523	429	12.2
Subtotal Services revenues	440,369	498,158	(57,789)	(11.6)
Equipment revenues	30,591	38,089	(7,498)	(19.7)
Total Revenues	470,960	536,247	(65,287)	(12.2)

During 9M22 consolidated revenues showed a decrease of 12.1% (-$65,287 vs. 9M21) amounting to $470,960.

Albeit the greater demand for services, consolidated revenues decreased mainly because the rate of inflation for the last twelve months amounted to 83.0% and the Company did not transfer the totality of this effect to its prices.

Services revenues amounted to $440,369 in 9M22 (-11.6% vs. 9M21) and represent 93.5% and 92.9% of consolidated revenues of 9M22 and 9M21, respectively. Mobile Services revenues amounted to $187,113 in 9M22 (-$13,590 vs. 9M21), Internet Services revenues amounted to $105,070 in 9M22 (-$8,550 vs. 9M21), Cable Television Services revenues amounted to $85,700 in 9M22 (-$19,420 vs. 9M21) and Fixed and Data Services revenues amounted to $58,534 in 9M22 (-$16,658 vs. 9M21). Equipment revenues decreased 19.7%, amounting to $30,591 in 9M22 and represent 6.5% of consolidated revenues.

Consolidated Revenues include $100,574 and $278,109 in 9M22 and 9M21, respectively, related to the effect generated by the restatement in current currency as of September 30, 2022.

Mobile Services

Mobile Services revenues amounted to $187,113 (-$13,590 or -6.8% vs. 9M21), being the main business in term of service revenues (42.5% and 40.3% of services revenues in 9M22 and 9M21, respectively).

The effect generated by the restatement in current currency as of September 30, 2022 included in mobile services revenues amounted to $39,828 and $104,012 in 9M22 and 9M21, respectively.

Mobile services revenues in Argentina amounted to $171,114 (-$8,294 or -4.6% vs. 9M21), due to a decrease in the ARPU, partially offset by an increase of 2.4% in the number of customers.

Mobile services customers in Argentina amounted to 20.0 million and 19.5 million as of September 30, 2022 and 2021, respectively. The main ratios related to the services provided to these customers were:

●	As of September 30, 2022 57% of total customers are prepaid customers, and 43% are postpaid customers.

●	Mobile Internet services revenues are equivalent to 88% of the total mobile services revenues in Argentina.

●	The monthly average revenue per user (“ARPU”) is $936.5 pesos per month in 9M22 (vs. $1,039.6 pesos per month in 9M21), representing a decrease of 9.9%. The effect generated by the restatement in current currency as of September 30, 2022 included in ARPU amounted to $194.8 pesos and $537.4 pesos in 9M22 and 9M21, respectively.

●	The average churn rate per month positioned into 2.5% in 9M22 (vs. 1.6% average in 9M21).

Regarding infrastructure, the Company continued to enhance the mobile Internet experience of its customers through the deployment of its 4G and 4G+ network throughout the country, reaching more than 14.7 million customers with 4G devices. The traffic carried by 4G technologies in 9M22 corresponds to the 95% of the total traffic.

Likewise, the number and variety of mobile offers with more data services to improve the connectivity of our customers were deepened, expanding the benefits of the plans to increase performance and their use. In this scenario, during 2H21 the WiFi Pass service was launched, which allows customers who are also subscribed to Internet service to activate free of charge gigabytes for exclusive use to share Internet from their handsets with any other device, without consuming data from their original plan.

Mobile services revenues generated in Paraguay amounted to $15,999 (-$5,296 or -24.9% vs. 9M21) due to decrease in ARPU in constant currency, partially offset by the appreciation of the Guaraní against the Argentine Peso.

II

The main ratios related to the mobile services in Paraguay were:

●	Núcleo’s mobile customers amounted to 2.3 million as of September 30, 2022. As of September 30, 2022, 80% of total customers consist of prepaid customers and 20% consist of postpaid customers. As of September 30, 2021, 82% of total customers consist of prepaid customers and 18% consist of postpaid customers.

●	The monthly ARPU amounted to $775.3 pesos per month in 9M22 (vs. $1,077.7 pesos in 9M21), representing a 28.1% decrease.

●	The average churn rate per month amounted to 2.7% in 9M22 (vs. 3.4% in 9M21).

Internet Services

Internet services revenues amounted to $105,070 in 9M22 (-$8,550 or -7.5% vs. 9M21) driven mainly by the 8.7% decrease in broadband ARPU, which amounted to $2,642 pesos in 9M22 (vs. $2,892.8 pesos in 9M21). The effect generated by the restatement in current currency as of September 30, 2022 included in ARPU amounts to $563.9 pesos and $1,499.8 pesos in 9M22 and 9M21, respectively.

Internet services subscriber base amounted to 4.2 million 9M22 customers. Churn rate per month positioned into 1.5% as of September 30, 2022 and 2021.

It should be noted that customers with service of 50Mb or higher represent 80% and 69% of the total customer base as of September 30, 2022 and 2021, respectively. Within this range, there are customers who have plans of 100 Mb, 300 Mb and 1,000 Mb that as of September 30, 2022 amounted to 1.9 million (+63.1% as a whole compared to 9M21). This evidences the significant deployment of FTTH (Fiber to the Home) technology, evolving the home connectivity experience of our customers with speeds of up to 300 Mb (symmetrical speed), with low latency and multi-device connection, among other advantages.

The effect generated by the restatement in current currency as of September 30, 2022 included in Internet Services revenues amounts to $22,623 and $58,879 in 9M22 and 9M21, respectively.

Cable Television Services

Cable Television Services revenues amounted to $85,700 in 9M22 (-$19,420 or -18.5% vs. 9M21). The variation is mainly due to a 18.1% decrease in ARPU, amounting to $2,620.9 pesos in 9M22 (vs. $3,201.6 pesos in 9M21). The effect generated by the restatement in current currency as of September 30, 2022 included in ARPU amounts to $567.4 pesos and $1,663.9 pesos in 9M22 and 9M21, respectively.

Subscriber base in Argentina remains stable amounting to 3.3 million customers as of September 30, 2022, of which 1.3 million are subscribed to Flow. Churn rate per month of Cable television services positioned into 1.3% and 1.1% as of September 30, 2022 and September 30, 2021, respectively.

Flow continue evolving with new facilities, innovative and quality content based on alliances with renowned national and international production companies as Disney+, Paramount+, Star+, Netflix and Amazon Prime Video, making Flow the lead entertainment comprehensive platform in Argentina. The services provided by Flow include TV, series, films and documentaries on demand and exclusive co-productions, as well as music and gaming. In addition, the consolidation of Esports as a locally consumed entertainment platform continued and will continue to grow as customer needs evolve.

As part of the technological evolution of the Flow platform, the “Integrated Services Digital Broadcasting” (ISDBT) solution for digitizing the service began to be progressively available to the pay TV analog customer base. This new solution allows customers to have a digital service through their traditional cable connection without the need for a decoder. The deployment began in the cities of Neuquén, La Plata, Córdoba and Mar del Plata and expanded during 3Q22 to Ciudad Autonoma de Buenos Aires and some towns in the province of Buenos Aires, reaching 1.5 million customers.

In addition, during 2022 the new Flow Flex service was launched, a flexible pay TV proposal that allows customers to contract the Flow service for a determined period of time, with 3, 7, 15 and 30 day packages.

The effect generated by the restatement in current currency as of September 30, 2022 included in Cable television services revenues amounts to $18,224 and $54,608 in 9M22 and 9M21, respectively.

Fixed Telephony and Data Services

Fixed Telephony and Data Services revenues amounted to $58,534 in 9M22 (-$16,658 or -22.2% vs. 9M21).

The average monthly revenue billed per user (“ARPU”) of fixed telephony services amounted to $1,206.6 pesos in 9M22 (vs. $1,296.2 pesos in 9M21). The effect generated by the restatement in current currency as of September 30, 2022 included in ARPU amounts to $271.0 pesos and $676.3 pesos in 9M22 and 9M21, respectively.

The corporate segment developed new solutions to help companies to boost their business and continue to evolve digital transformation in this new context.

III

Additionally, the new security solution “Strengthening users” has been developed in the current nine-month period, which aims to reduce the risks of cybersecurity attacks on companies. This solution is intended to raise awareness of computer security, while measuring and analyzing the results to reduce the risks to which network users are exposed.

Furthermore, during the period the corporate segment launched a new comprehensive communication campaign for its Cloud vertical. It reflects how the company continues to support companies in the process of digital transformation they are going through, helping in the evolution and growth of their e-commerce, logistics and stock movement platforms, among other services.

The effect generated by the restatement in current currency as of September 30, 2022 included in Fixed and Data Services revenues amounts to $12,823 and $39,079 in 9M22 and 9M21, respectively.

Equipment

Equipment revenues amounted to $30,591 (-$7,498 or -19.7% vs. 9M21). This variation is mainly due to a decrease in handsets sold as compared to 9M21 (-18%), partially offset by an increase in handset average sale prices as compared to 9M21 (+56%).

The effect generated by the restatement in current currency as of September 30, 2022 included in Equipment revenues amounts to $6,538 and $19,721 in 9M22 and 9M21, respectively.

●	Operating costs (without depreciation, amortization and impairment of fixed assets)

Operating costs (without depreciation, amortization and impairment of fixed assets) amounted to $335,822 in 9M22, which represents a decrease of $25,818 or -7.1% vs. 9M21. These lower costs are related with the decrease in programming and content costs, cost of equipment and handsets, taxes and fees with the Regulatory Authority, interconnection and transmission costs, fees for services, maintenance, materials and supplies and commissions and advertising, partially offset by an increase in employee benefit expenses and severance indemnities and bad debt expenses.

The effect generated by the restatement in current currency as of September 30, 2022 included in operating costs amounts to $72,933 and $190,015 in 9M22 and 9M21, respectively.

The operating costs breakdown is mainly as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $115,470 in 9M22 (+$5,017 or +4.5% vs. 9M21). The increase was mainly due to increases in salaries agreed by the Company with several trade unions for unionized employees, and also for non-unionized employees, together with related social security charges, and higher severance payments, partially offset by a decrease in net payroll of 2.7% vs 9M21, amounting to 22,234 employees as of September 30, 2022.

The effect generated by the restatement in current currency as of September 30, 2022 included in employee benefit expenses and severance payments amounts to $22,964 and $57,126, as of 9M22 and 9M21, respectively.

Interconnection and transmission costs

Interconnection and transmission costs, which also includes charges for roaming, cost of international outbound calls and lease of lines and circuits, amounted to $14,574 in 9M22 (-$4,970 or -25.4% vs. 9M21). The decrease is mainly due to the new dynamics of the business that implies an optimization of links and sites partially compensated by an increase in the exchange rate in relation to the services fixed in US$.

The effect generated by the restatement in current currency as of September 30, 2022 included in interconnection and transmission costs amounts to $3,074 and $10,166 in 9M22 and 9M21, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $56,503 in 9M22 (-$4,717 or -7.7% vs. 9M21). The variation is mainly explained by the efficiency and management of resources through which maintenance and material costs decreased by $5,731 compared to 9M21.

The effect generated by the restatement in current currency as of September 30, 2022 included in fees for services, maintenance, materials and supplies amounts to $13,090 and $32,595 in 9M22 and 9M21, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes and fees, decreased, amounting to $36,272 in 9M22 (-$5,096 or -12.3% vs. 9M21). This decrease corresponds mainly to the effect of lower revenues in 9M22 vs. 9M21. Taxes and fees with the Regulatory Authority represent 7.7% of consolidated revenues in 9M22 and 9M21.

The effect generated by the restatement in current currency as of September 30, 2022 included in taxes and fees with the Regulatory Authority amounts to $7,724 and $21,468 in 9M22 and 9M21, respectively.

IV

Commissions and advertising

Commissions (including commissions paid to agents, collection commissions and other commissions) and advertising amounted to $27,731 in 9M22 (-$2,524 or -8.3% vs. 9M21). The decrease is mainly due to lower charges for agent commissions, partially offset by an increase in advertising services costs related to Personal Pay Fintech campaigns and cybersecurity services.

The effect generated by the restatement in current currency as of September 30, 2022 included in commissions and advertising amounts to $5,597 and $15,647 in 9M22 and 9M21, respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold amounted to $21,745 in 9M22 (-$5,256 or -19.5% vs. 9M21). The variation is mainly due to a decrease in handsets sold of 18%, partially offset by an increase of 58% in the average cost of sale handsets, compared to 9M21.

The effect generated by the restatement in current currency as of September 30, 2022 included in cost of equipment and handsets amounts to $6,317 and $15,280 in 9M22 and 9M21, respectively.

Programming and content costs

Programming and content costs amounted to $29,560 in 9M22 (-$7,103 or -19.4% vs. 9M21), mainly due to operating efficiencies, partially offset by price increases in almost all signals.

The effect generated by the restatement in current currency as of September 30, 2022 included in programming and content costs amounts to $6,378 and $19,106 in 9M22 and 9M21, respectively.

Bad debt expenses

Bad debt expenses amounted to $11,781 (+$1,967 or +20.0% vs. 9M21). Bad debt expenses represent 2.5% and 1.8% of total consolidated revenues in 9M22 and in 9M21, respectively. The increase is mainly due to the deterioration of the economic situation in Argentina, which has a direct impact on bad debt rates. The low percentage of bad debts in 9M2021 is related to post-pandemic credit recovery actions.

The effect generated by the restatement in current currency as of September 30, 2022 included in bad debt expenses amounts to $2,571 and $5,041 in 9M22 and 9M21, respectively.

Other operating expenses

Other operating expenses, which include provisions, energy and other public services, insurance, leases and internet capacity, among others, amounted to $22,186 (-$3,136 or -12.4% vs. 9M21). The decrease is mainly due to lower charges in all items.

The effect generated by the restatement in current currency as of September 30, 2022 included in other operating expenses amounts to $5,218 and $13,586 in 9M22 and 9M21, respectively.

Depreciation, amortization and impairment of fixed assets

Depreciation, amortization and impairment of fixed assets amounted to $369,806 (+$197,368 or +114.5% vs. 9M21).

Due to the complex macroeconomic context in which the Company operates, the Management identified the need to review the estimate of the recoverable value of Goodwill assigned to the cash-generating unit (CGU) of Argentina. From said analysis, it concluded that the book value of the Argentine CGU exceeded its fair value. Consequently, Goodwill was impaired by $207,940 million (For further information refer to Note 26 of the unaudited consolidated financial statements).

Additionally, the charge of the period includes the impact of the amortization of the CAPEX subsequent to September 30, 2021, partially offset by the effect of those assets that ended their useful life after that same date.

The effect generated by the restatement in current currency as of September 30, 2022 included in depreciation, amortization and impairment of fixed assets amounts to $324,607 and $135,001 in 9M22 and 9M21, respectively.

●	Operating income (loss)

Operating loss amounted to $234,668 in 9M22, representing -49.8% of consolidated revenues in 9M22, while in 9M21 it was an operating income of $2,169 (+0.4% of consolidated revenues).

V

●	Financial results, net

			Variation
	9M22	9M21	$	%
Interests on financial debts	(3,997)	(19,934)	15,937	(79.9)
Foreign currency exchange gains (losses) on financial debts	44,967	58,771	(13,804)	(23.5)
Financial debt renegotiation results	(34)	-	(34)	n/a
Total debt financial results	40,936	38,837	2,099	5.4
Other exchange differences	2,020	9,591	(7,571)	(78.9)
Losses on operations with notes and bonds	(12,162)	(901)	(11,261)	n/a
Other interests, net and other investments results	773	(2,173)	2,946	n/a
RECPAM	50,853	20,972	29,881	142.5
Other	(7,294)	(10,337)	3,043	(29.4)
Total other financial results, net	34,190	17,152	17,038	99.3
Total financial results, net	75,126	55,989	19,137	34.2

We incurred in a financial gain, net of $75,126 in 9M22 (vs. a gain of $55,989 in 9M21). Financial Results, net in 9M22 mainly include (i) foreign exchange gains measured in real terms of $46,987 as a result of a 43,4% devaluation of the Argentine peso against the US dollar vs. a 66.1% inflation (vs. a gain of $68,362 in 9M21 – 17.3% devaluation of the Argentine peso against the US dollar vs. a 37.0% inflation), and the effect generated by the restatement in current currency, which amounted to a gain of $50,853 (vs. $20,972 in 9M21). These effects are partially offset by losses of (i) operations with notes and bonds of $12,162, (ii) interest on financial debts, measured in real terms, of $3,997 (vs. a loss of $19,934 in 9M21) and (iii) other financial results of $6,555.

●	Income tax expense

Telecom’s income tax charge includes the following effects: (i) the current tax payable pursuant to tax legislation applicable to Telecom, (ii) the effect of applying the deferred tax method on temporary differences arising out of the Company’s asset and liability valuation according to tax versus financial accounting criteria, including the income tax inflation effect and (iii) the effects mentioned in Note 13 of the unaudited consolidated financial statements.

Income tax expense amounted to $4,298 in 9M22 vs. $56,666 in 9M21. It includes the following effects: (i) current tax expenses, Telecom´s generated $34,934 tax expense in 9M22 (vs. $23,263 in 9M21), (ii) regarding the deferred tax in 9M22, Telecom recorded a deferred tax gain of $30,636 (vs. a loss of $33,403 in 9M21).

●	Net income (loss)

Telecom Argentina recorded a net loss of $163,498 in 9M22 (vs. a net income of $1,876 in 9M21) and represents -34.7% of consolidated revenues (vs. +0.3% in 9M21). Net loss recorded in 9M22 is mainly due to the operating loss, which includes the Goodwill impairment of $207,940, partially offset by the financial gains, net amounting to $75,126.

Net loss attributable to controlling shareholders amounted to $164,873 in 9M22 vs. an income of $655 in 9M21.

●	Financial position, net

Consolidated financial position analysis
	September 30,	December 31,
	2022	2021	Variation
Financial assets – current	39,192	50,876	(11,684)
Financial assets – non-current	227	-	227
Total financial assets	39,419	50,876	(11,457)

Financial debt – current	(100,664)	(107,730)	7,066
Financial debt - non current	(299,286)	(335,554)	36,268
Total financial debt	(399,950)	(443,284)	43,334

Financial liabilities, net – current	(61,472)	(56,854)	(4,618)
Financial liabilities, net - non current	(299,059)	(335,554)	36,495
Total financial liabilities, net	(360,531)	(392,408)	31,877

The consolidated financial position, net (that is: Cash and cash equivalents plus Financial investments and IFD less Financial debts) is debt and amounted to $360,531 as of September 30, 2022, which represents a decrease of $31,877 compared to December 31, 2021.

VI

●	Capital expenditures (CAPEX) and Rights of use assets additions

CAPEX and Rights of use assets additions composition 9M22 and 9M21 is as follows:

	In millions of $		Variation
	9M22	9M21	$	%
PP&E	70,496	95,049	(24,553)	(25.8)
Intangibles assets	4,389	3,604	785	21.8
Total CAPEX	74,885	98,653	(23,768)	(24.1)
Rights of use assets	10,779	23,097	(12,318)	(53.3)
Total	85,664	121,750	(36,086)	(29.6)

The Company and its subsidiaries’ main CAPEX projects are related to the expansion of cable TV and internet services in order to improve the transmission and speed offered to customers; the deployment of 4G services to support the growth of mobile Internet services, improvement of the quality service together with the launch of innovative Value-Added Services (“VAS”).

During 9M22 Telecom continued with the expansion of transmission and transport networks to join the different access technologies. In order to continue bringing fiber optic to customers, we consolidated the deployment of the different fiber optic architectures (mainly FTTH – Fiber to the home), substantially improving the possibility of offering high speed services. This deployment encompassed residential and corporate customers, new neighborhoods, gated communities, among others. The FTTH networks, allowed us to expand coverage of our services and also provide greater capacity to our customers. Additionally, we continued with the deployment of 4G technology, to achieve increasing coverage and capacity of the mobile network. Likewise, we continued with our investments in the pricing, billing and customer relationship systems.

3.	Telecom Group’s activities for the three-month period ended September 30, 2022 (“3Q22”) and 2021 (“3Q21”)

			Variation
	3Q22	3Q21	$	%
Revenues	148,238	176,175	(27,937)	(15.9)
Operating costs without depreciation, amortization and impairment of fixed assets	(111,713)	(124,086)	12,373	(10.0)
Depreciation, amortization and impairment of fixed assets	(260,782)	(60,528)	(200,254)	330.8
Operating loss	(224,257)	(8,439)	(215,818)	n/a
Earnings from associates	166	153	13	8.5
Financial results, net	27,932	18,804	9,128	48.5
Income (loss) before income tax expense	(196,159)	10,518	(206,677)	n/a
Income tax expense	(6,224)	(5,297)	(927)	17.5
Net income (loss)	(202,383)	5,221	(207,604)	n/a

Attributable to:
Controlling Company	(203,003)	4,666	(207,669)	n/a
Non-controlling interest	620	555	65	11.7
	(202,383)	5,221	(207,604)	n/a

Basic and diluted income (losses) per share attributable to the Controlling Company (in Argentine pesos)	(94.26)	2.17

Revenues in 3Q22 amounted to $148,238, operating costs (without depreciation, amortization and impairment of fixed assets) amounted to $111,713, depreciation, amortization and impairment of fixed assets amounted to $260,782, which includes the effect of goodwill impairment for $207,940, and operating loss amounted to $224,257.

Services revenues amounted to $138,444 in 3Q22 -equivalent to 93.4% of consolidated revenues-, and equipment revenues amounted to $9,794 in 3Q22 –equivalent to 6.6% of consolidated revenues.

Mobile services revenues amounted to $60,601 in 3Q22 –equivalent to 43.8% of consolidated services revenues– which were mainly generated by Personal’s customers in Argentina.

Internet services revenues amounted to $32,728 in 3Q22 –equivalent to 23.6% of consolidated services revenues–.

Cable television services revenues amounted to $26,116 in 3Q22 –equivalent to 18.9% of consolidated service revenues– and they are mainly composed of services revenues provided in Argentina and Uruguay.

Finally, Fixed and data services revenues amounted to $17,789 in 3Q22 –equivalent to 12.8% of consolidated service revenues.

VII

Operating costs without depreciation, amortization and impairment of fixed assets amounted to $111,713 in 3Q22, being the main components, employee benefit expenses and severance payments (amounted to $41,651); fees for services, maintenance, materials and supplies (amounted to $19,043); taxes and fees with the Regulatory Authority (amounted to $11,425); programming and content costs (amounted to $9,167); and commissions and advertising (amounted to $9,721).

Financial results, net amounted to a gain of $27,932 in 3Q22, mainly due to net foreign exchange gains, measured in real terms, amounting to $13,188, and the net gain on restatement in current currency amounting to $18,760, and Other interests, net and other investments results amounting to $408, partially offset by losses on operations with notes and bonds amounting to $794, interests on financial debts amounting to $1,236, and other financial results amounting to $2,394.

Income tax expense amounted to $6,224 in 3Q22. Therefore, Telecom Argentina obtained a net loss amounting to $202,383 in 3Q22. Net loss attributable to the controlling shareholders amounted to $203,003 in 3Q22.

4.	Summary of comparative consolidated statements of financial position

		September 30,
	2022	2021	2020	2019	2018
Current assets	87,998	100,357	179,812	245,683	224,530
Non-current assets	1,390,139	1,690,624	1,753,717	1,794,510	1,742,495
Total assets	1,478,137	1,790,981	1,933,529	2,040,193	1,967,025
Current liabilities	249,005	276,315	261,892	289,273	500,236
Non-current liabilities	525,209	613,099	621,317	659,933	330,365
Total liabilities	774,214	889,414	883,209	949,206	830,601
Equity attributable to the Controlling Company	690,897	887,412	1,034,605	1,074,426	1,118,288
Equity attributable non-controlling interest	13,026	14,155	15,715	16,561	18,136
Total Equity	703,923	901,567	1,050,320	1,090,987	1,136,424
Total liabilities and equity	1,478,137	1,790,981	1,933,529	2,040,193	1,967,025

5.	Summary of comparative consolidated income statements

	9M22	9M21	9M20	9M19	9M18
Revenues	470,960	536,247	581,076	608,877	678,262
Operating costs	(705,628)	(534,078)	(526,958)	(553,979)	(570,228)
Operating income (loss)	(234,668)	2,169	54,118	54,898	108,034
Earnings from associates	342	384	1,038	(778)	798
Financial results, net	75,126	55,989	(36,932)	(54,748)	(196,428)
Income (loss) before income tax expense	(159,200)	58,542	18,224	(628)	(87,596)
Income tax expense	(4,298)	(56,666)	(21,709)	(47,782)	43,049
Net income (loss)	(163,498)	1,876	(3,485)	(48,410)	(44,547)
Other comprehensive income (loss), net of tax	(6,101)	(7,279)	(2,762)	(2,903)	16,260
Total comprehensive income (loss)	(169,599)	(5,403)	(6,247)	(51,313)	(28,287)
Attributable to Controlling Company	(169,474)	(4,904)	(6,590)	(52,126)	(32,782)
Attributable to non-controlling interest	(125)	(499)	343	813	4,495

6.	Summary of comparative consolidated statements of cash flow

	9M22	9M21	9M20	9M19	9M18
Net cash flows provided by operating activities	130,662	165,601	200,326	212,694	148,789
Net cash flows used in investing activities	(113,961)	(154,871)	(131,701)	(106,097)	(95,333)
Net cash flows used in financing activities	(13,765)	(21,836)	(101,195)	(3,659)	(47,815)
Net foreign exchange differences and RECPAM on cash and cash equivalents	(2,968)	(4,089)	4,127	4,063	16,125
Total cash and cash equivalents (used) provided during the period	(32)	(15,195)	(28,443)	107,001	21,766

7.	Statistical data (in physical units in index-term)

	09.30.22	09.30.21	09.30.20	09.30.19	09.30.18
Cable TV Subscribers (i)	100.2%	102.0%	102.2%	100.6%	102.0%
Internet Access (ii)	103.8%	104.6%	103.0%	102.0%	101.7%
Fixed telephony services lines (ii)	80.1%	83.3%	84.4%	87.7%	95.6%
Personal Mobile telephony services lines (ii)	105.4%	102.9%	98.3%	100.0%	97.4%
Núcleo’s customers (ii)	105.0%	97.2%	96.0%	95.9%	96.8%

(i)	Base December 2013= 100

(ii)	Base December 2017= 100

VIII

8.	Consolidated ratios

	09.30.22	09.30.21	09.30.20	09.30.19	09.30.18
Liquidity (1)	0.35	0.36	0.69	0.85	0.45
Solvency (2)	0.91	1.01	1.19	1.15	1.37
Locked-up capital (3)	0.94	0.94	0.91	0.88	0.89
1)	Current assets/Current liabilities.
2)	Total equity/Total liabilities.
3)	Non-current assets/Total assets.

9.	Outlook

The beginning of a new quarter, in a challenging year 2022, poses high doses of efficiency to face a scenario crossed by the future of the war that is still plaguing Eastern Europe, and the situation in Argentina, with unpredictability regarding the main macroeconomic variables

The acceleration of inflation, the devaluation of the currency and the increases in interest rates that are taking place in the country in recent times, together with the fall in the price of sovereign bonds, make up a complex framework for the sector private sector that should focus on ensuring business sustainability and maintaining employment levels, key factors for the future recovery of the country.

Telecom’s economic-financial results, as those of other companies operating in the country, reflect the impact of this scenario with main sources of income in pesos and, for those companies of TIC Services the requirement of intensive dollarized investments for the deployment of infrastructure and development of systems.

In this sense, as of September 30, 2022, the Company’s Management, considering the difficult macroeconomic situation, and, in particular, the fluctuation of the share price as a result of the volatility in the stock markets in which it operates The Company identified the need to review the estimate of the recoverable value of Goodwill assigned to the cash-generating unit (CGU) of Argentina. From said analysis, it concluded that the book value of the Argentine CGU exceeded its fair value. Consequently, Goodwill was impaired by $207,940 million. For further information, refer to Note 26 of the consolidated financial statements.

Despite the above, our management continues to focus on achieving operational efficiencies that allow to maintain the high levels of investments necessary, not only to grow but also to maintain the quality of service that we provide to our more than 30 million customers. Our investment plan is solid and ongoing, and strengthens our commitment to the present and future of the country, aware that the connectivity and digital businesses that Telecom develops underpin the day-to-day life of Argentines.

We are favored by the company’s financial health and Telecom’s credibility in the local and international capital markets, which allows us to continue obtaining external financing, even in a context of difficulties in accessing financing in the country.

From a financial point of view, during the current period, we issued in the local market new Notes for a nominal value of $16,854 million and we executed several lines of credit with multilateral organizations, among which a line of credit stands out to finance the expansion of the coverage of fixed and mobile network with IFC for a total amount of up to US$184.5 million. This was possible thanks to the confidence of the national and international markets in the company’s credit strength and in our business strategy.

In relation with the uncertainty for ICT Services companies arising from the issuance of Decree No. 690/20, whereby the PEN declared that ICT Services are considered as public services provided on a competitive basis, remains still.

Different courts have considered the rule, which proposed an untimely, arbitrary and unnecessary change in the sector regulation, ordering the suspension of Decree No. 690/20 and the resolutions issued subsequently and derived from it. The preliminary injunctions that are repeated in various parts of the country cover virtually the entire ICT industry, both large operators and SMEs.

In the case of Telecom, in April and October 2022, the Federal Administrative Court No. 8, - upholding the request of the Company - has extended the validity of the precautionary measure for a period of six months, which was previously granted.

In relation to the first instance resolutions, in March and September 2022, the Federal Administrative Court of Appeals – Chamber II confirmed the aforementioned first instance resolutions.

In this way, Court ratify that the entire ICT industry must have the capacity to set its trade policies and prices. Maintaining and encouraging competition instead of setting artificial barriers is the only and best way for users to continue accessing to more and better services.

IX

Telecom has the vision of continuing to consolidate ourselves as an ecosystem of digital services, which are leveraged on connectivity and supported by a digital and cultural transformation process focused on the experience of our customers. We continue to develop digital talent, aware that our evolution path from a network company to a platform and systems company requires the reskilling of our employees. We are using agile methodologies and fostering a collaborative leadership model, which allows us to generate a change of mindset that fits the company we are building, and which is also reflected in new digital business products and services, primarily with IoT, smarthome and Fintech solutions.

We also encourage the incorporation of talent from the market, which allows us to continue expanding the footprint of our operation towards new businesses and add value to our activity.

Finally, on June 2022, based on the powers delegated by Telecom Argentina’s General Extraordinary Shareholders’ Meeting held on April 27, 2022, on June 2, 2022 the Board resolved to distribute non-cash assets dividends of Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2030 (the “2030 Global Bonds”) for a nominal value of US$411.1 million and Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2035 (the “2035 Global Bonds”) for a nominal value of US$103.9 million. The valuation of non- cash dividends was established at $31,634 million Argentine peso ($38,586 million in constant currency as of September 30, 2022).

We expect to continue our transformation process, consolidating our operating model and reaching new transformation milestones towards the full digitalization of our operations to become more efficient, agile and digital, to continue boosting the growth of digital economy and continue generating value for our customers.

Carlos Moltini

Chairman of the Board of Directors

X

CORPORATE INFORMATION

●	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
3Q21	196.45	173.75	9.0
4Q21	236.25	190.50	5.0
1Q22	235.05	192.50	3.6
2Q22	246.90	202.60	4.2
3Q22	298.85	234.55	7.8

NYSE*

	Market quotation (US$/ADS)		Volume of ADSs
Quarter	High	Low	traded (in millions)
3Q21	5.80	4.91	13.6
4Q21	5.60	4.85	8.1
1Q22	6.01	4.82	7.3
2Q22	6.58	4.51	6.9
3Q22	5.00	3.82	7.8

*	Calculated at 1 ADS = 5 shares

●	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
General Hornos 690
(1272) Autonomous City of Buenos Aires
Argentina
https://inversores.telecom.com.ar/ar/es/contacto.html

Outside Argentina
JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11.
New York, NY10179 Attn: Depositary Receipts Group Tel: +1 212 622 5935

●	INTERNET http://institucional.telecom.com.ar/inversores/

●	DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179
Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 14, 2022	By:	/s/ Luis F. Rial Ubago
			Name:	Luis F. Rial Ubago
			Title:	Responsible for Market Relations